SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

63rd Annual General Meeting

June 15, 2018

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3
II.	Guidance for Participation in the Annual General Meeting	4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4
	Ballot Paper	5
III.	Call Notice	6
IV.	Information on the matters to be examined and discussed at the 63rd Annual General Meeting	7
	Analysis, discussion and voting on the Annual Management Report and other Financial Statements for fiscal year 2017	7
	Resolution on the Board of Executive Officer’s proposal for the allocation on net income for fiscal year 2017 — including profit sharing payment — and the subsequent distribution of shareholders’ payment	8
	Election of members of the Fiscal Council due to end of term of office	11
	Establishment of the compensation of the Management and members of the
	Fiscal Council	13
	Annexes (Only in Portuguese)
	I - itens 12.5 to 12.10 of CVM’s Reference Form (in compliance with CVM’s Rule 481/2009)
	II - item 13.2 of CVM’s Reference Form (in compliance with CVM’s Rule 481/2009)

I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 63rd Annual General meeting (AGM) was called for June 15, 2018, at 9:30 a.m., at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

The CEO, one representative of the Fiscal Council and one representative of the independent auditors will attend the Annual General Meeting, who will be able to provide further clarification required on any matter included in the agenda.

Your participation is very important, considering that issues relevant to the Company are dealt with in the meeting.

Sincerely,

Mauricio Schulman

Chairman of the Board of Directors

II.      Guidance for Participation in the Annual General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting; by appointing a proxy to represent them; or through a Ballot Paper to exercise their voting rights at a distance, as described below.

Attending Shareholder

The shareholder wishing to take part in the Annual General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•       Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•       Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Annual General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•       Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•       Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•       Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3rd floor, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Annual General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Annual General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

Ballot Paper

In compliance with CVM’s Rule no. 481/2009 and its alterations, and with a view to promoting and facilitating the shareholders’ participation in Copel’s General Meetings, the Company will provide a ballot paper for the shareholder to exercise his/her voting right at a distance through his/her corresponding custody agents or directly to the Company, as described below.

The shareholder who is willing to exercise his/her voting right at a distance shall i. fill in and send the ballot paper directly to the Company or ii. send instructions to qualified service providers on how to fill in the ballot paper, as follows:

•       Exercising voting right through qualified service providers: the shareholder who is willing to exercise his/her voting right at a distance shall send instructions on his/her vote to his/her custody agents in accordance with the rules set by them, who, in turn, will send the shareholder’s assent and dissent to the resolutions of the General Meetings to BM&Fbovespa’s Central Securities Depository. The shareholder shall first maintain contact with his/her corresponding custody agents and verify their established procedures for filling in the ballot form as well as the necessary information and documents required by them.

•       Delivering the ballot form directly to the Company: the shareholder who is willing to exercise his/her voting right at a distance may do so by delivering the completed ballot form accompanied by the following documents directly to Copel’s head office (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR): i. a printed copy of the completed ballot form, duly initialled and signed; ii. a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo; (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation, and of its alterations, if applicable, and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: the updated consolidated Investment Fund Regulation; the updated Consolidated Articles of Incorporation or Bylaws, if applicable, (note: the voting policy of the investment fund shall be taken into account) and corporate documents granting legal representation; copy of the legal representative identity card with a photo.

III. Call Notice

The present Call Notice replaces the former one, which was filed, on April 12, 2018, on the proper websites both of Comissão de Valores Mobiliários - CVM and Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA S.A., and published, in accordance with article 289 of Brazilian Corporation Law (no. 6,404/1976), on the Official Gazette of the State of Paraná (DIOE-PR), on April 17, 18 and 19, 2018, and on the newspaper Folha de Londrina - PR, on April 16, 17 and 18, 2018. Thus, considering the restating of the Financial Statements related to the fiscal year ending on December 31, 2017 and in accordance with article 133 of Brazilian Corporation Law (no. 6,404/1976), the 63rd Annual General Meeting, previously scheduled to May 15, 2018, is postponed to June 15, 2018, at 9:30 a.m., at the Company’s head office.

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual General Meeting to be held on June 15, 2018, at 9:30 a.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.   To analyze, discuss and vote the 2017 Annual Management Report and Financial Statements related to fiscal year of 2017;

2.   To resolve on the Board of Executive Officers’ proposal for allocation of the 2017 net income in the amount of R$1,033,625,408.04 — including profit sharing payment — and the subsequent payment of interests on equity replacing dividends, in the gross amount of R$266,000,000.00, as follows: R$0.92624 per common share (ON), R$2.89050 per class A preferred share (PNA) and R$1.01887 per class B preferred share (PNB); and dividends in the amount of R$23,400,756.30 as follows: R$0.08177 per common share (ON) and R$0.08996 per class B preferred share (PNB). Such payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6404/1976;

3.   To elect the members of the Fiscal Council due to end of term of office; and

4.   To establish the compensation for the Management and members of the Fiscal Council.

Notes: a) Documents referring to the matters to be discussed at the Annual General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholder shall take part in the Annual General Meeting by attending it and casting his/her vote on the meeting’s agenda items; by appointing a proxy with powers to represent him/her or through a ballot paper for the exercise of his/her voting right at a distance; and c) Powers-of-attorney for the Annual General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, May 14, 2018

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from May 16, 2018, being also available on the Company’s website (ir.copel.com).

IV. Information on the matters to be examined and discussed at the 63rd Annual General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Annual General Meeting for the exercise of a conscious vote:

è To analyze, discuss and vote the 2017 Annual Management Report and Financial Statements related to fiscal year of 2017

Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel’s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the main accounts of the statement of income for the year, in addition to information related to employees, social responsibility, the capital markets, corporate governance, etc.

On the other hand, the Financial Statements express the Company’s economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to assess the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices adopted in Brazil which include those set forth by the Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been approved by the Board of Executive Officers, the Audit Committee and the Board of Directors. In addition, the Fiscal Council issued an opinion on them, and they were deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

The analysis of the Audit Committee and the opinions of the Fiscal Council and of the External Audit are attached to the Financial Statements.

Availability of Information

The Annual Report and the Financial Statements will be published in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina on June 8, 2018, pursuant to the applicable laws, being also available at the Company’s headquarters, at B3, and on Copel’s website (ir.copel.com).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution 1. To analyze, discuss and vote the 2017 Annual Management Report and Financial Statements related to fiscal year of 2017: For [ ] Against [ ] Abstain from voting [ ]

è Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2017 in the amount of R$1,033,625,408.04 — including profit sharing payment — and the subsequent payment of interests on equity replacing dividends, in the gross amount of R$266,000,000.00, as follows: R$0.92624 per common share (ON), R$2.89050 per class A preferred share (PNA) and R$1.01887 per class B preferred share (PNB); and dividends in the amount of R$23,400,756.30 as follows: R$0.08177 per common share (ON) and R$0.08996 per class B preferred share (PNB). Such payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6404/1976.

Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

For the fiscal year 2017, the amount of said distribution is equivalent to 25% of the net adjusted income, based on annual proposals from the Board of Executive Officers and the Board of Directors of the Company.

Allocation

Appropriation

From the net income for the fiscal year 2017, calculated in accordance with the Brazilian Corporation Law, in the amount of R$1,033,625,408.04 (one billion, thirty-three million, six hundred and twenty-five thousand, four hundred and eight reais and four cents), the Board of Executive Officers proposes the following appropriations:

a)  R$51,681,270.40 (fifty-one million, six hundred and eighty-one thousand, two hundred and seventy reais and forty cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with the Brazilian Corporation Law no. 6,404, Article 193, as of December 15, 1976, and with Article 41, item II, of the Company’s Bylaws;

b) R$266,000,000.00 (two hundred and sixty-six million reais) to pay for interest on capital, in partial replacement of compulsory minimum dividends, in compliance with article 202 of the Brazilian Corporation Law no. 6,404, as of December 15, 1976; article 9, paragraph 7, of Law no. 9,249, as of December 26, 1995, and article 6 and its paragraphs of the Company’s Bylaws;

c)  R$23,400,756.30 (twenty-three million, four hundred thousand, seven hundred and fifty-six thousand reais and thirty cents) for payment of dividends, in addition to the minimum compulsory amount, as established in article 202 of Law no. 6,404, as of December 15, 1976; article 9 and its paragraph 7 of Law no. 9,249, as of December 26, 1995; and article 6 and its paragraphs of the Company’s Bylaws, as well as in compliance with the Securities and Exchange Commission’s (CVM) Rule no. 683, as of August 30, 2012, which approved the Technical Interpretation ICPC 08 (R1) of the Committee of Accounting Pronouncements (CPC) with reference to the accounting of the dividend payment proposal;

•       Pursuant to the provisions set forth by the law and the Company’s Bylaws, the shareholders have the right to receive the dividends on capital in a sum not lower than 25% of the adjusted net income in any year, which is calculated based on the net income less the allocation to the legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of accounting standards established by it, as well as by the CPC Accounting Standard no. 27 – Fixed Assets – which in 2017 amounted to net value of R$71,650,096.94 (seventy-one million, six hundred and fifty thousand, ninety-six reais and ninety-four cents). This procedure reflects the Company’s policy for remuneration of shareholders, proposed by the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, ratified by the 132nd Annual Board of Directors’ Meeting held on March 23, 2011, and approved by the 56th Annual General Meeting held on April 28, 2011. Therefore, this policy will be adopted during the realization of the equity valuation adjustments reserve. The amounts of the calculation basis and of the compulsory minimum dividends are, respectively, R$1,053,594,234.58 (one billion, fifty-three million, five hundred and ninety-four thousand, two hundred and thirty-four reais and fifty-eight cents) and R$263,398,558.65 (two hundred and sixty-three million, three hundred and ninety-eight thousand, five hundred and fifty-five eight reais and sixty-five cents).

•       Resolution 683, as of August 30, 2012, of the Securities and Exchange Commission (CVM), made the application of the Technical Pronouncement CPC no. 08 (R1), issued by the Brazilian Accounting Practice Committee (CPC), compulsory for publicly-held companies. Such Technical Pronouncement establishes the procedures for the booking of the proposal for payment of dividends. In compliance with Resolution 683, the proposed payment of interests on own capital can only be allotted to the minimum mandatory dividends by the net value of income tax withheld at source, at which a tax rate of 15% is applied, except for the portion of interest on the equity of shareholders that are immune and exempt. The withholding tax on the income of the remaining shareholders subject to taxation reached the amount of R$26,002,197.65 (twenty-six million, two thousand, one hundred and ninety-seven reais and sixty-five cents), resulting in an effective tax rate of 9.78% (nine point seventy-eight of a percent) in the fiscal year 2017.

The Company’s proposal for the payment of interests on own capital in the gross amount of R$266,000,000.00 (two hundred and sixty-six million reais) will provide a net remuneration in the amount of R$239,997,802.35 (two hundred and thirty-nine million, nine hundred and ninety-seven thousand, eight hundred and two reais and thirty-five cents), which added to the R$23,400,756.30 (twenty-three million, four hundred thousand, seven hundred and fifty-six reais and thirty cents), proposed as complementary dividends, make up to a total  remuneration, net of income tax, of R$263,398,558.65 (two hundred and sixty-three million, three hundred and ninety-eight thousand, five hundred and fifty-eight reais and sixty-five cents), equivalent to the minimum mandatory dividends.

d) R$764.193.478,28 (seven hundred and sixty-four million, one hundred and ninety-three thousand, four hundred and seventy-eight reais and twenty-eight cents), corresponding to Profit Retention Reserve, aiming to ensure the Company’s investment program, pursuant to Article 196 of the Brazilian Corporation Law no. 6,404/1976, as of December 15, 1976.

•  The amount of the profit retention reserve corresponds to the balance of net income for the year (after legal reserve, interest on equity and dividends) and to the realization of equity valuation adjustments and was calculated according to item 28 of ICPC no. 10 and to the Technical Pronouncement CPC no. 27.

Below, the statement of changes in “retained earnings”, including the proposed allocations:

Equity information (allocations): Net income for the year 2017: R$1,033,625,408.04 ( - ) Legal Reserve (5% of the net income of the year): R$51,681,270.40; = adjusted net income R$981,944,137.64; ( + ) Realization of equity valuation adjustments - net of income tax withheld at source: R$71,650,096.94; = Calculation basis for allocation of profits (including minimum mandatory dividends): R$1,053,594,234.58; ( - ) Interest on equity – gross amount: R$266.000.000,00; ( - ) Dividends: R$23,400,756.30; ( - ) Profit retention reserve: R$764.193.478,28.

The Company’s financial statements of 2017 reflect the accounting recordings of the specific allocations based on the assumption of their approval by the 63rd Annual General Shareholders’ Meeting, as established in paragraph 3 of article 176 of the Brazilian Corporation Law no. 6,404, as of December 15, 1976.

Payment of profit sharing and productivity incentives:

Federal Law no. 10,101, as of December 19, 2000, State Law no. 16,560/2010, as of August 9, 2010, and State Decree no. 1978/2007, as of December 20, 2007, regulate profit sharing as a tool to integrate capital and labor and stimulate productivity, pursuant to Article 7, item XI, of Brazil’s constitution. In compliance with the above-mentioned law, the Board of Executive Officers proposes the provision, as profit sharing, of R$65.929.534,22 (sixty-five million, nine hundred and twenty-nine thousand, five hundred and thirty-four reais and twenty-two cents) to be paid to the Company’s employees by the Holding Company and the wholly-owned subsidiaries, observing the fulfilment of goals established in Collective Labour Agreement. This amount is recorded in the 2017 Financial Statements under the “Personnel expenses” line, pursuant to item 26.2 of CVM/SNC/SEP Letter no. 1 of February 14, 2007.

Management’s Opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2294th meeting, held on April 11, 2018; of the Board of Directors at its 177th ordinary meeting, held on April 12, 2018; and of the Audit Committee at its 169th meeting, held on April 12, 2018; having also received a favorable opinion from the Fiscal Council in its 369th meeting held on April 12, 2018. It was also ratified by the Board of Executive Officers, at its 2298th meeting, held on May 11, 2018; by the Board of Directors, at its 170th extraordinary meeting, held on May 14, 2018; by the Audit Committee, at its 172th meeting, held on May 14, 2018; and the Fiscal Council expressed its favorable opinion at its 399th meeting, held on May 14, 2018.

Fiscal Council Report

The members of the Fiscal Council of Companhia Paranaense de Energia - Copel, underwritten signed, acting according to their statutory duties and legal responsibilities, have examined the Restated Annual Management Report for the fiscal year 2017 and the Restated Financial Statements for the fiscal years 2017, 2016 and 2015, which comprise the balance sheet and corresponding demonstrations of the income, of the comprehensive income, changes in shareholder’s equity and cash flows, as well as corresponding explanatory notes and the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2017. The minutes were received and individually analyzed by the Board and previously discussed with the Board of Directors, the Executive Officers and the independent auditors. Based on the works carried out throughout the period, on the assessments performed, on the discussions over internal controls and their impact on the financial statements, on the clarifications provided by the Board of Directors, the Executive Officers and the independent auditors, and yet considering the report on the Restated Individual and Consolidated Financial Statements, issued with no qualifications by the independent auditor Deloitte Touche Tohmatsu Auditores Independentes, regarding the fiscal years  2017 and 2016, as well as the report from KPMG Auditores Independentes on the Restated Individual and Consolidated Financial Statements regarding the fiscal year 2015, issued with no qualifications, the Fiscal Council members state that they are not aware of any fact or evidence that is not reflected in the said Financial Statements in accordance with Brazilian standards and issue a favorable opinion on their submission to the Shareholders’ analysis and subsequent resolution. Curitiba, May 14, 2018. (a) GILMAR MENDES LOURENÇO; LETÍCIA PEDERCINI ISSA MAIA; MAURO RICARDO MACHADO COSTA; ROBERTO LAMB.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution

2.   To resolve on the Board of Executive Officers’ proposal for allocation of the 2017 net income in the amount of R$1,033,625,408.04 — including profit sharing payment — and the subsequent payment of interests on equity replacing dividends, in the gross amount of R$266,000,000.00, as follows: R$0.92624 per common share (ON), R$2.89050 per class A preferred share (PNA) and R$1.01887 per class B preferred share (PNB); and dividends in the amount of R$23,400,756.30 as follows: R$0.08177 per common share (ON) and R$0.08996 per class B preferred share (PNB). Such payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6404/1976:

For [  ]        Against [  ]       Abstain from voting [  ]

è Election of the members of the Fiscal Council due to end of term of office

Clarifications

Copel’s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers’ acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company’s shareholders.

Pursuant to Article 26 of the Company’s Bylaws, the shareholders elect the members of the Fiscal Council for a unified term of office of one year, which, in the case of this Council, expires at the Annual General Meeting of 2019.

In accordance with the Brazilian Corporation Law no. 6,404/1976, in order to take office, all members of the Fiscal Council shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM’s Rule no. 358/2002, through which they undertake to comply with the rules therein.

Vacant positions and right to vote

Copel’s Fiscal Council comprises five sitting members and an equal number of alternates, with re-election authorized, as follows:

a)  three members and their respective alternates appointed by the State of Paraná (only holders of common shares have voting rights);

b)  one member and his respective alternate appointed by the minority holders of common shares — the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit; and

c)  one member and his respective alternate appointed by the holders of preferred shares — the election is carried out separately (controlling shareholders may not vote), and only the holders of preferred shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit.

Fiscal Council

3. Election of members and alternates for the Fiscal Council:

DAVID ANTONIO BAGGIO BATISTA, as member, and OTAMIR CÉSAR MARTINS, as his alternate – appointed by the major shareholder, the state of Paraná:

For   [  ]      Against [  ]       Abstain from voting [  ]

GEORGE HERMANN RODOLFO TORMIN, as member, and JOÃO LUIZ GIONA JÚNIOR, as his alternate – appointed by the major shareholder, the state of Paraná:

For   [  ]      Against [  ]       Abstain from voting [  ]

CLEMENCEAU MERHEB CALIXTO, as member, and JÚLIO TAKESHI SUZUKI JÚNIOR, as his alternate – appointed by the major shareholder, the state of Paraná:

For   [  ]      Against [  ]       Abstain from voting [  ]

Appointments by the minority holders of common shares (members and alternates):

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Appointments by the holders of preferred shares (members and alternates):

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Annex I - itens 12.5 to 12.10 of CVM’s Reference Form

è Establishment of the compensation of the Management and members of the Fiscal Council

Clarifications

According to Article 152 of the Brazilian Corporation Law no. 6,404/1976, the General Shareholders Meeting shall determine the annual compensation of the members of the Company’s Board of Directors and Fiscal Council, considering also all the social charges involved.

Following the same procedures used in previous years, the policy adopted for the annual compensation of the management and members of the Fiscal Council takes into consideration the compensation of the previous fiscal year which is added up by the accumulated monetary correction of the period and real gains, whenever possible.

Such policy aims solely at remunerating the management and the members of the Fiscal Council for the services they provide to the Company, whose compensation is not variable and not linked to any performance targets and indicators, being only made up of a fixed remuneration.

The compensation paid to the members of the Company’s Board of Directors and the Fiscal Council is the sole responsibility of Copel’s holding company and not of its wholly-owned subsidiaries or controlled companies, being it not linked to any corporate action such as the sale of the shareholding control of the Company, for instance.

In 2018, so as to fully comply with item 1 of Article 12 of CVM’s Rule no. 481/2009, the Company’s majority shareholder has proposed the annual compensation limit of up to R$13,572,305.74 (inclusive of social charges), as follows:

a)    the maintenance, for the Executive Officers and the Chief Assistant Officer, of the compensation proposed in the last fiscal year, added up by monetary correction;

b)    for each member of the Board of Directors the compensation paid shall be of fifteen percent (15%) of the monthly compensation that, on average, is assigned to the Chief Executive Officer, including the extra 13th salary paid annually and calculated proportionally over the previous 12 months. The chairman of the Board of Directors shall be granted a monthly bonus equivalent to 50% of the monthly compensation paid to the members of the Audit Committee;

c)    for each member of the Fiscal Council the monthly compensation paid shall be of fifteen percent (15%) of the monthly compensation that, on average, is assigned to the Chief Executive Officer, including the extra 13th salary paid annually and calculated proportionally over the previous 12 months; and

d)    for each member of the Audit Committee the monthly compensation paid shall be equivalent to the monthly compensation paid to the members of the Fiscal Council plus R$5,000.00.

Thus, from the annual compensation limit as stated above, up to R$10,580,833.04 (inclusive of social charges from the National Social Security Institute (INSS), the Indemnity Fund for Employees (FGTS), the Company’s own pension benefits plan and health care assistance) shall be proposed as global annual compensation for the Executive Officers; up to R$642,280.19 (inclusive of social charges from the INSS) as global annual compensation for the Board of Directors; up to R$839,560.12 (inclusive of social charges from the INSS) as global annual compensation for the Fiscal Council; up to R$1,195,375.58 (inclusive of social charges from the INSS) as global annual compensation for the members of the Audit Committee; and up to R$314,256.81 as a technical reserve.

Annex II - item 13 of the Reference Form

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Ordinary resolution

4.   Establishment of the annual compensation for Copel’s Executive Officers, the Chief Assistant Officer, the members of the Board of Directors and the members of the Fiscal Council for the fiscal year 2018:

For   [  ]           Against [  ]       Abstain from voting [  ]

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

10. Comentários dos diretores

10.1.Os diretores devem comentar sobre:

a.         condições financeiras e patrimoniais gerais

A Copel foi criada em outubro de 1954 e é a maior empresa do Paraná. Atua com tecnologia de ponta nas áreas de geração, transmissão, comercialização e distribuição de energia, além de telecomunicações e gás natural. Opera um abrangente e eficaz sistema elétrico com parque gerador próprio de usinas, linhas de transmissão, subestações, linhas e redes elétricas do sistema de distribuição e um moderno sistema óptico de telecomunicações, que integra todas as cidades do Estado. Embora esteja sediada em Curitiba, no Paraná, a Copel está presente em dez estados brasileiros

2017

O ano de 2017 comprovou, mais uma vez, a enorme resiliência do setor elétrico brasileiro às crises conjunturais.

A Copel respondeu aos desafios do período em linha com as expectativas do mercado: com disciplina financeira, programa agressivo de redução de custos e aposta na consolidação de sua governança. São estes os pilares de uma gestão que já começou a colher frutos, seja por meio da blindagem institucional que garantirá a perenidade de seus negócios, seja pelos resultados positivos em todas as áreas em que atua.

Nossa área de governança e compliance, estruturada há um ano como diretoria, teve enorme mérito no recente reconhecimento, pela organização Transparência Internacional, de nossas práticas de prevenção à corrupção e em prol da transparência, benchmarks entre as estatais brasileiras.

 O reconhecimento de um ano de importantes feitos em nome de nossos compromissos de longo prazo, sendo o mais significativo o convite da Organização das Nações Unidas - ONU, em outubro, para sediarmos o primeiro centro regional do Programa Cidades do Pacto Global, posto avançado de articulação de programas que vão contribuir para o desafio global dos Objetivos do Desenvolvimento Sustentável - ODS, em alinhamento com a estratégia do Governo do Paraná para promover a Agenda 2030 em todos os 399 municípios do Estado.

No mesmo mês de outubro, passamos a integrar a lista das 150 melhores empresas para trabalhar do Brasil, do Guia Você S/A, levantamento que atesta a dedicação e o profissionalismo de cada um de nossos mais de oito mil empregados, e que é resultado de sua percepção sobre as melhorias implementadas, nos anos recentes, na gestão de pessoas.

Feitos como esses garantiram mais uma vez nossa presença nos seletos índices de sustentabilidade da B3; o ISE; no FTSE4Good; da Bolsa de Londres; e o MSCI ESG, da Morgan Stanley - avaliações que nos situam entre as mais comprometidas empresas do setor mundial de utilities.

Em termos econômico-financeiros, temos sido bem sucedidos por meio da renegociação de dívidas de curto prazo e dos fortes investimentos realizados, mesmo em cenário de crise, para concluir a construção e iniciar a geração de receita de uma série de empreendimentos de grande porte já em 2018: as hidrelétricas de Baixo Iguaçu e Colíder, além do Complexo Eólico Cutia, que somam 720 MW de potência instalada, e mais de 1.200 km da linha de transmissão Araraquara II-Taubaté, entre São Paulo e Bateias.

Em 2017, também teve início programa de obras entre o Paraná e Santa Catarina no valor de R$ 500 milhões e foram concluídas as linhas Londrina – Assis e Figueira – Ponta Grossa Norte, importantes para o intercâmbio de energia entre as regiões Sul e Sudeste.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

No segmento de distribuição, temos sido bem sucedidos na pesquisa e aplicação de novas tecnologias para monitoramento e automação das redes, principalmente no interior do Paraná. Mesmo em cenário de crise e redução de consumo, a inovação tem nos permitido reduzir custos e promover os índices de qualidade de fornecimento a patamares inéditos no Estado.

Além do significativo e contínuo investimento em distribuição nos últimos anos – mais de R$ 4 bilhões desde 2011 – contribui para a força de nossa marca junto aos clientes o desempenho de nossa subsidiária de telecomunicações. A satisfação dos clientes com a Copel Telecomunicações, conquistada por uma internet de varejo em fibra óptica que é a mais rápida do País, reflete a excelência de gestão que temos conseguido imprimir recentemente na Copel.

Os investimentos de capital totalizaram R$ 2.508.800 em 2017, R$ 3.575.400 em 2016 e R$ 2.364.700 em 2015. A tabela seguinte apresenta as aplicações de capital para os períodos indicados:

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

A seguir, as principais informações contábeis no período de 2015 a 2017:

Em relação ao resultado financeiro, o lucro líquido foi de R$ 1.118.255 nesse exercício. Em 2016 foi de R$ 874.472 e em 2015 de R$ 1.161.565.

Analisando a imobilização do Patrimônio Líquido, esse indicador demonstra quanto do Ativo permanente (Investimentos, Imobilizado e Intangível) está sendo financiado pelo Patrimônio Líquido. Os índices foram de 122%, 118% e 118% nos exercícios de 2017, 2016 e 2015, respectivamente.

A Companhia financia a liquidez e necessidades de capital principalmente com recursos propiciados por operações e mediante financiamento externo, visando à ampliação e à modernização dos negócios ligados a geração, transmissão, comercialização e distribuição de energia, bem como telecomunicações.

2016

A instabilidade política e econômica do País não conheceu atenuantes em 2016, que resultou em mais um período de dificuldades para o setor produtivo nacional e a manutenção de baixos níveis de consumo energético. Esse cenário trouxe grandes desafios para o setor elétrico e para a Companhia Paranaense de Energia - Copel.

Na área de distribuição, ocorreu o quarto ciclo tarifário e o reconhecimento pela Agência Nacional de Energia Elétrica - Aneel dos investimentos efetuados nos últimos quatro anos nessa atividade, o que permitiu dobrar para R$ 4,9 bilhões a base de ativos no segmento. A elevação dá novo fôlego ao programa de obras da distribuidora, que parte de um patamar de ativos mais realista para a manutenção de seu equilíbrio econômico-financeiro e a prestação de serviços à altura das novas exigências de qualidade no setor. O diversificado portfólio de negócios da Copel também garantiu resultados acima do esperado no segmento de telecomunicações, além de um crescimento em geração e transmissão dentro do esperado, dadas as condições atuais do mercado.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Também tiveram início as atividades da comercializadora Copel Energia, que constitui opção para empresas que migram para o Mercado Livre, principalmente para as provenientes do mercado regulado da própria distribuidora do grupo. A subsidiária apresentou um rápido crescimento, fechando o ano com 30 megawatts-médios de energia vendida. Para 2017, espera-se dobrar o volume comercializado, com mais de 20 negociações em andamento.

Para fazer frente ao programa de obras e projetos nos segmentos de geração e transmissão, mesmo em meio à crise de confiança que ainda paira sobre o mercado, foi realizada uma captação em debêntures de cerca de R$ 1,0 bilhão em 2016, o que ressalta a boa reputação que a Copel historicamente usufrui junto aos investidores e ao mercado.

Em 2016, a Copel Renováveis deu continuidade às obras do quarto complexo eólico no Rio Grande do Norte, com investimentos previstos de aproximadamente R$ 2,0 bilhões. Até 2018, os complexos somarão 28 parques naquela região. Com isso, o equivalente em energia eólica na Copel totalizará 665 MW, cumprindo as diretrizes estratégicas e de sustentabilidade estabelecidas. Atualmente a Companhia apresenta 93% de geração proveniente de fontes renováveis.

No segmento de transmissão, o ano foi marcado pela entrada em operação de 1.678 quilômetros de linhas e pelo início da implantação de um projeto de R$ 580,0 milhões, fruto de um leilão vencido em 2015. Atualmente a Companhia concentra esforços na construção de sete empreendimentos, que adicionarão 2.877,9 quilômetros de extensão e 4.150 MVA de capacidade de transformação ao conjunto de linhas e subestações de transmissão.

2015

Em 2015, a economia brasileira foi submetida a dura prova. E o setor elétrico, engrenagem essencial à totalidade da cadeia produtiva, não fugiu a esta realidade, confrontando dificuldades específicas nos cenários regulatório, econômico e ambiental que apenas lenta e paulatinamente vêm sendo equacionadas.

No ambiente regulatório, destaca-se a prorrogação da concessão da distribuição em 02.06.2015, através do Decreto nº 8.461. Por esse decreto, o Ministério de Minas e Energia - MME pôde prorrogar as concessões de distribuição de energia elétrica por trinta anos, com vistas a atender a alguns critérios.

Em 09.11.2015, por Despacho do MME, foi deferido o requerimento para a prorrogação, sendo que no início de dezembro de 2015 foi assinado o quinto aditivo contratual que formalizou a prorrogação do Contrato de Concessão do Serviço Público de Distribuição de Energia Elétrica nº 46/1999, até 07.07.2045.

b.        estrutura de capital

Os Diretores da Copel entendem que a Companhia possui estrutura de capital equilibrada, totalizando, em 2017 dívida líquida (Empréstimos e Financiamentos + Debêntures – Disponibilidades – Títulos e Valores Mobiliários) de R$ 8.570.745; nesse período, o Patrimônio Líquido foi de R$ 15.510.503. Em 31 de dezembro de 2016 a dívida líquida foi de R$ 7.523.284 e o Patrimônio Líquido de R$ 14.978.142. Em 31 de dezembro de 2015 a dívida líquida foi de R$ 5.894.630 e o Patrimônio Líquido foi de R$ 14.480.492. Considerando todas as dívidas da Copel (Passivo Circulante e Passivo Não Circulante), verifica-se que o endividamento está concentrado no Longo Prazo, conforme tabela abaixo:

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Além disso, conforme tabela abaixo, a análise da dívida líquida em relação ao Patrimônio Liquido demonstra o nível de alavancagem da Companhia de 55% em 2017, 50% em 2016 e 41% em 2015. Na mesma tabela, verifica-se que a estrutura de capital da Copel foi de 47% de capital próprio em 2017, 49% em 2016 e 50% em 2015:

De acordo com os índices apresentados, os Diretores entendem que a situação atual da Companhia está adequada ao setor de energia, não comprometendo a capacidade de pagamento de suas dívidas.

c.         capacidade de pagamento em relação aos compromissos financeiros assumidos

Os Diretores destacam a variação do Ebitda no período, sendo R$ 2.872.980; R$ 2.697.114 e R$ 2.797.968 nos exercícios de 2017, 2016 e 2015, respectivamente.

Em 31 de dezembro de 2017, a Companhia possuía em seu ativo circulante o total de R$ 5.701.834, sendo R$ 1.040.075 em Caixa e equivalentes de caixa e R$ 1.341 em Títulos e valores mobiliários. Nesse exercício, o passivo circulante totalizou   R$ 6.109.914, finalizando com índice de liquidez corrente (capacidade de pagamento das obrigações a curto prazo) de 0,93.

Em 31 de dezembro de 2016, a Companhia possuía em seu ativo circulante o total de R$ 4.237.241, sendo R$ 982.073 em Caixa e equivalentes de caixa e R$ 136.649 em Títulos e valores mobiliários. Nesse exercício, o passivo circulante totalizou   R$ 5.656.036, finalizando com índice de liquidez corrente (capacidade de pagamento das obrigações a curto prazo) de 0,75.

Em 31 de dezembro de 2015, a Companhia possuía em seu ativo circulante o total de R$ 6.821.637, sendo R$ 1.480.727 em Caixa e equivalentes de caixa e R$ 294.514 em Títulos e valores mobiliários. Nesse exercício, o passivo circulante totalizou   R$ 4.789.118, finalizando com índice de liquidez corrente (capacidade de pagamento das obrigações a curto prazo) de 1,42.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

O capital circulante líquido em 2016 foi negativo no valor de R$ 1.418.795 e positivo em 2015 no valor de R$ 2.032.519. Em 2017, a Copel apresentou um capital circulante líquido negativo de R$ 408.080. A Administração vem monitorando a evolução da liquidez e adotando ações para equacionamento da capacidade financeira de curto prazo, preservando os programas de investimentos da Companhia, bem como buscando o alongamento da dívida

A Companhia e suas controladas têm empréstimos, financiamentos e debêntures com cláusulas contratuais restritivas (covenants) que podem exigir a antecipação do pagamento destas obrigações.

A seguir demonstramos o vencimento da dívida de longo prazo, contemplando empréstimos, financiamentos e debêntures:

A Companhia faz a administração do risco de liquidez com um conjunto de metodologias, procedimentos e instrumentos, aplicados no controle permanente dos processos financeiros, a fim de garantir o adequado gerenciamento dos riscos.

Os investimentos são financiados por meio de dívidas de médio e longo prazos junto a instituições financeiras e ao mercado de capitais. São desenvolvidas projeções econômico-financeiras de curto, médio e longo prazos, as quais são submetidas à apreciação pelos órgãos da Administração. Anualmente ocorre a aprovação do orçamento empresarial para o próximo exercício.

As projeções econômico-financeiras de médio e longo prazos abrangem períodos mensais cobrindo os próximos cinco anos. A projeção de curto prazo considera períodos diários cobrindo os próximos 90 dias.

A Companhia monitora permanentemente o volume de recursos a serem liquidados por meio de controle do fluxo de caixa, objetivando reduzir o custo de captação, o risco de renovação dos empréstimos e a aderência à política de aplicações financeiras, mantendo-se um nível de caixa mínimo.

A tabela a seguir demonstra valores esperados de liquidação, não descontados, em cada faixa de tempo. As projeções foram efetuadas com base em indicadores financeiros vinculados aos respectivos instrumentos financeiros, previstos nas medianas das expectativas de mercado do Relatório Focus, do Banco Central do Brasil, que fornece a expectativa média de analistas de mercado para tais indicadores para o ano corrente e para o ano seguinte. A partir de 2021 repetem-se os indicadores de 2020 até o horizonte da projeção.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

d.        fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes utilizadas

Foram utilizadas as seguintes fonte de financiamento:

•	Mercado Financeiro (Debêntures, Debêntures de Infra Estrutura e Notas Promissórias); e,
•	Rolagens de Contratos de Financiamentos com Instituições Financeiras (Banco do Brasil)

e.        fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes que pretende utilizar para cobertura de deficiências de liquidez

Tendo em vista sua composição acionária de empresa de economia mista sujeita às restrições de crédito impostas ao setor público, a Copel dispõem, exclusivamente, como fonte de financiamento para capital de giro, do mercado financeiro de capitais. Quando possível, poderão ser renegociadas dívidas em seus respectivos vencimentos, como legalmente previsto.

Para os investimentos, podem ser obtidos financiamentos via limite concedido anualmente pelo Conselho Monetário Nacional - CMN (Resolução BACEN nº 4.598/2017), neste caso, poderemos captar recursos para financiamentos de empreendimentos no Banco Nacional de Desenvolvimento Econômico e Social – BNDES, ou ainda, podem ser emitidas Debêntures de Infra-Estrutura, com taxas e prazo diferenciados, conforme critérios da legislação pertinente.

Poderemos captar recursos financeiros por Programas de Financiamento Setorial, quando disponíveis para investimentos específicos.

No mercado externo o acesso a financiamento está limitado também à rolagem de dívida e ao acesso aos organismos internacionais de desenvolvimento, dependendo das condições econômicas negociais.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

f.          níveis de endividamento e as características de tais dívidas, descrevendo ainda:

O nível de endividamento da Copel em dezembro de 2017 foi de 63,3%, dezembro de 2016 foi de 58,3%; dezembro de 2015 foi de 53,2%.

Esse índice reflete o total da dívida de curto e longo prazo pelo patrimônio líquido. A exposição da Copel em moeda estrangeira é muito pequena, sendo, em 2016 0,59%, 2015 1,34%; em 2014 1,18%.

i.      contratos de empréstimo e financiamento relevantes

Em 2017:

Em 18 de outubro de 2017 a Copel Distribuição emitiu debêntures no valor de R$ 500 milhões que serão pagos em 2 parcelas iguais em 2021 e 2022. Os encargos financeiros são calculados com base na variação acumulada de 126,00% da DI diária e serão pagos semestralmente;

•

Em 20 de outubro de 2017 a Copel Geração e Transmissão emitiu debêntures no valor de R$ 1 bilhão que serão pagos em 3 parcelas iguais em 2020, 2021 e 2022. Os encargos financeiros são calculados com base na variação acumulada de 126,00% da DI diária e serão pagos semestralmente;

•

Em 10 de maio de 2017 a Copel Geração e Transmissão emitiu R$ 500 milhões em Notas Promissórias. A emissão possui juros remuneratórios equivalente à 117% da taxa DI e serão liquidados junto com o valor nominal em maio de 2019;

•

Em 15 de julho de 2017 a Copel Telecomunicações emitiu R$ 220 milhões em debêntures de infraestrutura. A emissão possui juros remuneratórios calculados pela variação do IPCA, acrescidos de 5,4329%a.a. e serão liquidados semestralmente. O vencimento do principal será em julho de 2022;

•

Em 22 de junho de 2017 a Copel Holding emitiu debêntures no valor de R$ 520 milhões. Os encargos financeiros são calculados com base na variação acumulada de 117,00% da DI diária e serão liquidados junto com o valor nominal em junho de 2019;

Em 2016:

•

Em 27 de outubro de 2016 a Copel Distribuição emitiu debêntures no valor de R$ 500 milhões que serão pagos em 2 parcelas iguais em 2018 e 2019. Os encargos financeiros são calculados com base na variação acumulada de 124,00% da DI diária e serão pagos anualmente;

•

Em 21 de julho de 2016 a Copel Geração e Transmissão emitiu debêntures no valor de R$ 1 bilhão que serão pagos em 2 parcelas iguais em 2018 e 2019. Os encargos financeiros são calculados com base na variação acumulada de 121,00% da DI diária e serão pagos anualmente;

•

Instrumento particular de escritura da 2ª emissão de debêntures, em duas séries, integralmente subscritos pelo BNDES, assinadas em março de 2016 pelas eólicas Nova Asa Branca I, II e III, Eurus IV, Ventos de Santo Uriel, Santa Maria e Santa Helena, destinado a investimento nos parques e pagamento da primeira emissão de debêntures. Os encargos financeiros das 1ªs séries correspondem a TJLP mais spread de 2,02%. Os encargos financeiros das 2ªs séries correspondem a IPCA mais spread de 8,74%.O vencimento do principal se dará em 15 de julho de 2032;

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Em 2015:

•

Em 29 de dezembro de 2015 a Copel Geração e Transmissão emitiu R$ 500 milhões em Notas Promissórias. A emissão possui juros remuneratórios equivalente à 117% da taxa DI e será liquidada junto com o valor nominal em dezembro de 2017;

•

Em 10 de novembro de 2015 a Copel Telecomunicações emitiu R$ 160 milhões em debêntures de infraestrutura que serão pagos em 5 parcelas anuais a partir de 2020. A emissão possui juros remuneratórios calculados pela variação do IPCA, acrescidos de 7,9633%a.a. e serão liquidados semestralmente. O vencimento do principal será em outubro de 2020;

•

Em 21 de julho de 2015 a Copel renegociou a Nota de Crédito Industrial junto ao Banco do Brasil no valor de R$ 640,0 milhões relativos à renovação de operação de crédito na Controladora. As parcelas de principal são vencíveis em julho de 2017 e julho de 2018. Os encargos financeiros são de 109,4% da DI diária e são pagos semestralmente. O vencimento do principal será em julho de 2018;

•

Em 20 de maio de 2015 a Copel Geração e Transmissão emitiu debêntures no valor de R$ 1 bilhão que serão pagos em 3 parcelas  iguais em 2018, 2019 e 2020. Os encargos financeiros são calculados com base na variação acumulada de 113,0% da DI diária  e serão pagos anualmente;

ii.    outras relações de longo prazo com instituições financeiras

▪  Banco do Brasil S.A.:

a)

Contrato com a Copel Geração e Transmissão, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implementar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. O saldo em 31.12.2017 é de R$ 118.4 milhões.

b)

Contrato de Abertura de Crédito Fixo no valor de R$ 116,6 milhões firmado com a Copel Distribuição em 2010, destinado única e exclusivamente ao financiamento de capital de giro. O saldo em 31.12.2017 é de R$ 60,049 milhões.

c)

Contrato de Abertura de Crédito Fixo no valor de R$ 150 milhões firmado com a Copel Distribuição em 22.06.2011, destinado única e exclusivamente ao financiamento de capital de giro. Saldo em 31.12.2017 de R$ 75,601 milhões.

d)	Contrato de Abertura de Crédito Fixo no valor de R$ 151 milhões firmado com a Copel Distribuição em 26.08.2013, destinado a capital de giro. Saldo em 31.12.2017 de R$ 51,932 milhões.
e)

Nota de crédito da Controladora visando à rolagem de dívidas existentes, tendo como garantia quaisquer importâncias levadas, a qualquer título, a crédito da conta depósito. Saldo em 31.12.2017 de R$ 157,7 milhões.

f)	Contrato de Abertura de Crédito Fixo no valor de R$ 116,7 milhões firmado em 11.07.2014 com a Copel Distribuição destinado a renegociação de dívida, com saldo em 31.12.2017 de R$ 80,699 milhões.
g)	Contrato de Abertura de Crédito Fixo no valor de R$ 75 milhões firmado com a Copel Distribuição em 16.05.2017, destinado ao financiamento de capital de giro. Saldo em 31.12.2017 de R$ 75,291 milhões.
h)	Cédula de Crédito Bancário no valor de R$ 38,9 milhões firmado com a Copel Distribuição em 30.06.2017, destinado ao financiamento de capital de giro. Saldo em 31.12.2017 de R$ 38,241 milhões.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

i)	Cédula de Crédito Bancário no valor de R$ 50,3 milhões firmado com a Copel Distribuição em 27.07.2017, destinado ao financiamento de capital de giro. Saldo em 31.12.2017 de R$ 51,07 milhões.
j)

Contrato de Abertura de Crédito Fixo no valor de R$ 58,3 milhões firmado com a Copel Distribuição em 15.08.2017, destinado ao financiamento de capital de giro. Saldo em 31.12.2017 de R$ 58,636 milhões.

k)	Cédula de Crédito Bancário no valor de R$ 640,005 milhões firmado com a Controladora em 21.07.2017, destinado ao financiamento de capital de giro. Saldo em 31.12.2017 de R$ 660.949 milhões.
l)	Nota de crédito Industrial no valor de R$ 77 milhões firmado com a Controladora em 24.02.2017, destinado ao financiamento de capital de giro. Saldo em 31.12.2017 de R$ 78.186 milhões.

▪  Centrais Elétricas Brasileiras S.A. - Eletrobrás:

a)	Seis contratos com a Copel Distribuição referente ao Programa Nacional de Irrigação - Proni, firmados em 1994, que possuem saldo total em 31.12.2017 de R$ 294,5 mil.
b)	Três contratos com a Copel Distribuição referente ao Programa de Eletrificação Rural - Luz para Todos, firmados em 2006, 2008 e 2010, que possuem saldo total em 31.12.2017 de R$ 34,698 milhões.

▪  Financiadora de Estudos e Projetos - Finep:

a)

Em 2012, foi assinado contrato com o objetivo de custear, parcialmente, despesas incorridas na elaboração do Projeto Banda Extra Larga - BEL da Copel Telecomunicações. O saldo em 31.12.2017 é de R$ 16,337 milhões.

▪  BNDES:

a)

Contrato com a Copel Geração e Transmissão, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implementar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. O saldo em 31.12.2017 é de R$ 118.37 milhões.

b)

Dois contratos, assinados pela Copel Geração e Transmissão, no montante de R$ 44,7 milhões, com o objetivo de implementar a LT Foz do Iguaçu — Cascavel Oeste e a aquisição de máquinas e equipamentos para implantação dessa linha. O saldo em 31.12.2017 é de R$ 27,4 milhões.

c)	Contrato com a Copel Geração e Transmissão, assinado em 2012, no valor de R$ 73,1 milhões, para implantação da PCH Cavernoso II. O saldo em 31.12.2017 é de R$ 55,3 milhões.
d)

Contrato com a Copel Geração e Transmissão, assinado em 2014, total de R$ 1,04 bilhão, para implantação da UHE Colíder e seu Sistema de Transmissão Associado. O saldo em 31.12.2017 é de R$ 870,9 milhões.

e)	Contrato com a Copel Geração e Transmissão, assinado em 2014, no montante de R$ 17,6 milhões, para implantação da Subestação Cerquilho III. O saldo em 31.12.2017 é de R$ 13,8 milhões.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

▪  STN:

a)

Dívida de médio e longo prazo – DMLP da Secretaria do Tesouro Nacional, referente aos financiamentos sob amparo da Lei 4131/62, assinado em 20.05.1998.  Saldo em 31.12.2017 de R$ 89,27 milhões. Existem garantias depositadas no total de R$   86,137 milhões.

▪  Emissão de debêntures:

a)

Instrumento particular de escritura da 1ª emissão de debêntures, assinado em 22.10.2012 com a Copel Distribuição, destinado a capital de giro e realização de investimentos. O saldo em 31.12.2015 é de R$ 1,02 bilhão.

b)

Instrumento particular de escritura da 5ª emissão de debêntures, assinado em 13.05.2014 com a Controladora, destinado a capital de giro e realização de investimentos. O saldo em 31.12.2015 é de R$ 1,02 bilhão.

c)

Instrumento particular de escritura da 1ª emissão de debêntures, assinado em junho de 2014 pelas eólicas Nova Asa Branca I, II e III, Eurus IV, Ventos de Santo Uriel, Santa Maria e Santa Helena, destinado a investimento nos parques. O saldo em 31.12.2015 é de R$ 223,8 milhões.

d)

Instrumento particular de escritura da 1ª emissão de debêntures, assinado em 15.06.2013 com a Elejor, destinado a capital de giro e realização de investimentos. O saldo em 31.12.2015 é de R$ 111,5 milhões.

iii.  grau de subordinação entre as dívidas

Não há grau de subordinação contratual entre as dívidas. Assim, caso tenha alguma exigência quanto ao passivo exigível esta seguirá a ordem de precedência universal de credores.

iv.  eventuais restrições impostas ao emissor, em especial, em relação a limites de endividamento e contratação de novas dívidas, à distribuição de dividendos, à alienação de ativos, à emissão de novos valores mobiliários e à alienação de controle societário, bem como se o emissor vem cumprindo essas restrições

A Companhia e suas controladas contrataram empréstimos e emitiram debêntures com cláusulas que requerem a manutenção de determinados índices econômico-financeiros dentro de parâmetros pré-estabelecidos, bem como outras condições a ser observadas, como não alterar a participação acionária da Companhia no capital social das controladas que represente alteração de controle sem a prévia anuência. O descumprimento das condições mencionadas poderá implicar vencimento antecipado das dívidas e/ou multas.

Os principais indicadores econômico-financeiros contratados são:

•	Ebitda consolidado/despesas financeiras iguais ou superiores a 1,5;
•	Dívida líquida/Ebitda de, no máximo, 3,5;

Em 31.12.2017, todas as condições foram plenamente atendidas.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

g.         limites dos financiamentos contratados e percentuais já utilizados

Atualmente em fase de utilização, a Copel tem contratado financiamentos abaixo descritos:

a)

Eletrobrás - Programa Luz para Todos, 5ª tranche, no valor de R$ 22.646 (Sendo 5.661 subvenção da Eletrobrás e 16.984 com Recursos do Fundo de Investimento de Infraestrutura e Saneamento da Caixa Econômica Federal).

b)	BNDES, para implantação de Colíder, no valor total de R$ mil 1.041.155, já liberados R$ 975.108.
c)	BNDES, para implantação das “Obras da Copa”, valor total de R$ mil R$ 139.075, já liberados R$ 128.449,9
d)	BNDES, para implantação da Linha de Transmissão Londrina Figueira C2, e da linha de transmissão Salto Osorio - Foz do Chopim C2 no valor total de R$ 21.584, já liberados R$ 18.164
e)	BNDES, para implantação da Linha de Transmissão Assis – Paraguaçu Paulista II, bem como a subestação “SE” Paraguaçu Paulista II no valor total de R$ 34.265, já liberados R$ 28.772.
f)	BNDES, para implantação do parque eólico de Santa Maria no valor total de R$ 67.948, já liberados R$ 59.462.
g)	BNDES, para implantação do parque eólico de Santa Helena no valor total de R$ 80.093, já liberados R$ 64.520

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

h.        alterações significativas em cada item das demonstrações financeiras

ATIVO

Caixa, Equivalentes de Caixa e Títulos e Valores Mobiliários

Em 31 de dezembro de 2017, as disponibilidades das subsidiárias integrais e controladas da Copel (caixa, equivalentes de caixa e títulos e valores mobiliários) totalizaram R$ 1.259.738, montante 4,1% inferior aos R$ 1.313.818 registrados em 2016.

Em 31 de dezembro de 2016, as disponibilidades das subsidiárias integrais e controladas da Copel (caixa, equivalentes de caixa e títulos e valores mobiliários) totalizaram R$ 1.313.818, montante 29,6% inferior aos R$ 1.866.358 registrados em 2015.

Clientes

Em 2017, a conta “clientes” registrou aumento de 20,3% em comparação com 2016, totalizando R$ 2.994.322, devido principalmente o reflexo da bandeira tarifária vermelha aplicada nas tarifas de energia em 2017 e o reajuste tarifário médio de 5,8% em junho de 2017 em relação ao reajuste médio negativo de 12,87% aplicado em 2016 na Copel Distribuição.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Em 2016, a conta “clientes” registrou redução de 19,9% em comparação com 2015, totalizando R$ 2.488.141, reflexo, principalmente, da retração de 7,1% no mercado cativo e da redução média de 12,87% na tarifa da Copel Distribuição e redução da PECLD.

Repasse CRC ao Estado do Paraná

Através do quarto termo aditivo, assinado em 21 de janeiro de 2005, a Companhia renegociou com o Governo do Estado do Paraná o saldo da Conta de Resultados a Compensar (CRC) em 31 de dezembro de 2004, no montante de R$ 1.197.404, em 244 prestações mensais recalculadas pelo sistema price de amortização, atualizado pela variação do IGP-DI, e juros de 6,65% a.a. O vencimento da primeira parcela ocorreu em 30 de janeiro de 2005 e as demais com vencimentos subsequentes e consecutivos.

 Conforme solicitação do Estado do Paraná, foi aprovado pela Companhia a Novação do Termo de Ajuste do CRC, que contempla a carência total dos pagamentos de abril a dezembro de 2016 e a carência do principal de janeiro a dezembro de 2017, com pagamentos dos juros mensais. O saldo atual devedor da CRC é de R$ 1.516.362.

Contas a Receber Vinculadas à Concessão

Em 31 de dezembro de 2017 o saldo da conta totalizou R$ 4.510.122, aumento de 18,3% comparado ao registrado em 2016, reflexo principalmente do valor de remensuração dos ativos de transmissão de energia elétrica da Rede Básica do Sistema Existente – RBSE e Demais Instalações de Transmissão – RPC, que representou saldo de R1.418.370 em 2017; Contratos de concessão de transmissão com saldo em 2017 de R$ 1.497.399 e o Contrato de concessão de distribuição e gás com saldo em 2017 de 303.668 .

Em 31 de dezembro de 2016 o saldo da conta totalizou R$ 3.813.930, 178,9% maior que o registrado em 2015, reflexo principalmente do valor de remensuração dos ativos de transmissão de energia elétrica da Rede Básica do Sistema Existente – RBSE e Demais Instalações de Transmissão – RPC, que representou saldo de R$ 1.186.985 em 2016 e do reconhecimento da bonificação de outorga referente ao contrato de concessão da UHE GPS, no valor de R$ 586.706 em 2016, incluindo juros efetivos e transferência para suprimento de energia elétrica.

Essa conta refere-se à créditos a receber relacionados aos contratos de concessão da atividade de transmissão e distribuição de energia elétrica. Os montantes são relativos aos investimentos em infraestrutura e remuneração financeira que não foram ou não serão recuperados por meio da tarifa e/ou da RAP até o vencimento da concessão.

Contas a Receber Vinculadas à Indenização da Concessão

O saldo no total de R$ 68.859 refere-se aos ativos de geração de energia elétrica, em decorrência do vencimento das concessões de PCH Rio dos Patos, UHE GPS e UHE Mourão I.

O decréscimo de 69,3% ocorrido em 2016 deve-se à reclassificação de R$ 160.217 para o Contas a Receber Vinculado a Concessão em decorrência do reconhecimento dos efeitos da Portaria MME nº 120, que permitiu que os valores dos ativos ainda não depreciados e/ou amortizados passem a compor a Base de Remuneração Regulatória – BRR das concessionárias de transmissão de energia elétrica a partir do processo tarifário de 2017 com um incremento da Receita Anual Permitida – RAP.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Outros créditos

No ano de 2017 a conta de outros créditos aumentou em 46,9% em relação a 2016, devido principalmente aos reflexos na mudança dos valores das parcelas do repasse CDE que de junho de 2016 a maio de 2017 foi de R$ 25.505 mensais, sendo alterado para R$ 49.304 mensais, conforme Resolução nº 2.255, de 20.06.2017, e ao aumento dos Créditos nas operações de venda e aquisição de gás.

Em 2016, a conta de outros créditos apresentou redução de 24,9% em relação a 2015 devido principalmente pelo decréscimo do Repasse CDE — que tem entre suas finalidades prover recursos para subsidiar os descontos aplicados nas tarifas de uso dos sistemas elétricos de distribuição — no valor de R$ 73.081 e a redução em adiantamento de fornecedores previstos em cláusulas contratuais, no valor de R$ 50.959.

Investimento, Imobilizado e Intangível

A conta de investimentos apresentou acréscimo de 9,6% de 2017 para 2016 em decorrência principalmente da equivalência patrimonial, aportes e dividendos.

A conta de investimentos apresentou acréscimo de 5,0% de 2015 para 2016 em decorrência principalmente da equivalência patrimonial, aportes e dividendos. Em 2016 foi extinto acordo de acionistas onde a Copel possuía influência significativa na Sanepar por meio da Dominó Holdings. Com o fim do acordo, o método de avaliação do investimento passou de equivalência patrimonial para valor justo.

A conta “imobilizado” em 2017 aumentou em 10% em relação a 2016 e decresceu 2,8% de 2015 para 2016 em função da entrada de novos ativos, conforme o programa de investimentos da Companhia, líquido da quota de depreciação do período.

A conta “intangível” reduziu em 0,1% em 2017 , em 2016 houve um acréscimo de 5,1% devido principalmente pelas aquisições de intangível em curso compensado pela quotas de amortização.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

PASSIVO

Empréstimos e financiamentos

A conta de empréstimos e financiamentos reduziu em 7,1% em 31 de dezembro de 2017 devido principalmente às amortizações no valor de R$ 971.187 de principal e R$ 528.114 de encargos, compensadas pelo ingresso de R$ 800.044 e apropriação de 413.704 de encargos e variação monetária e cambial.

A conta de empréstimos e financiamentos totalizou redução de 0,8% em 31 de dezembro de 2016 devido principalmente pelas amortizações no valor de R$ 226.973 de principal e R$ 362.128 de encargos, compensadas pelo ingresso de R$ 93.806 e apropriação de 464.528 de encargos e variação monetária e cambial.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Debêntures

O saldo de debêntures aumentou 26,7% em 2017 devido ao ingresso de R$ 2.242.521 e R$ 575.468 de encargos e variações monetárias. Esses valores foram compensados pelas amortizações no valor de R$ 915.005 de principal e R$ 622.815 de encargos.

O saldo de debêntures teve acréscimo de 30,0% em 2016 devido ao ingresso de R$ 1.822.965 e R$ 617.126 de encargos e variações monetárias. Esses valores foram compensados pelas amortizações no valor de R$ 785.239 de principal e R$ 547.971 de encargos.

Fornecedores

Em 2017, a conta de fornecedores aumentou em 33,6% em comparação com 2016 devido principalmente ao aumento no custo de energia e programa de investimento.

Em 2016, a conta de fornecedores apresentou decréscimo de 20,2% em comparação com 2015 devido principalmente a liquidação do parcelamento do passivo da Copel Geração e Transmissão com a CCEE, no valor de R$ 321.640.

Provisões para litígios

Em 2017 as provisões para litígios aumentaram 18,7% em relação a 2016, devido principalmente a adição de novos processos.

Em 2016 as provisões para litígios tiveram redução de 14,8% em relação a 2015, devido principalmente a reversão de R$ 193.386 do processo da Contribuição para o Financiamento da Seguridade Social – Cofins que transitou em julgado favoravelmente à Companhia e a reclassificação do da ação com a Ivaí Engenharia de Obras e a reapresentação de saldo no total de R$ 31.995 referente a o regime de tributação da CVA.

Outras contas a pagar

Em 2017 Outras contas a pagar reduziram em 34,2% em relação a 2016, devido principalmente à quitação do acordo com a Ivaí Engenharia de Obras.

Em 2016 as outras contas a pagar apresentaram acréscimo de 77,2% em relação a 2015 devido sobretudo a reclassificação da ação com a Ivaí Engenharia de Obras para Outras contas a pagar, no valor de R$ 122.068.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

10.2.Os diretores devem comentar:

a.         resultados das operações do emissor, em especial:

i.               descrição de quaisquer componentes importantes da receita

Em 2017, a receita operacional líquida da Copel totalizou R$ 14.024.573, um acréscimo de 7% em comparação a 2016 (R$ 13.101.753) sendo que esta apresentou uma redução 12,3% no comparativo com 2015 (R$ 14.945.844).

Os componentes da receita que merecem destaque estão comentados abaixo:

Conta de Desenvolvimento Energético – CDE

i) cota anual da CDE-Uso - essa cota é destinada ao custeio dos objetivos da CDE, previstos em seu orçamento anual, definido pelo Poder Executivo, conforme previsto nos §§ 2º e 3º do art. 13 da Lei nº 10.438/2002, com redação dada pela Lei nº 12.783/2013.

A Resolução Homologatória Aneel n° 2202/2017 definiu a cota da CDE-Uso, no valor mensal de R$ 53.329 a partir da competência de janeiro de 2017. Porém, a partir da competência de fevereiro do mesmo ano, o valor mensal da quota foi alterado para R$ 61.159, pela Resolução Aneel nº 2.204/2017;

ii) cota anual CDE - Energia (Conta ACR) - destinada à quitação das operações de crédito contratadas pela CCEE na gestão da Conta no Ambiente de Contratação Regulada - Conta ACR, em atendimento ao Decreto nº 8.222/2014, e nos termos na Resolução Normativa Aneel nº 612/2014.

iii) cota anual CDE-Energia - destinada à devolução dos recursos recebidos pelas concessionárias de distribuição, no período de janeiro de 2013 a janeiro de 2014, para a cobertura de parcela dos custos com a exposição involuntária ao mercado de curto prazo, o risco hidrológico das usinas contratadas em regime de quotas, e o despacho de termoelétricas por razão de segurança energética, em atendimento aos Decretos nºs 7.895/2013 e 8.203/2014.

Para o período entre junho de 2016 e maio de 2017, o valor mensal da cota CDE-Energia foi estabelecido em R$ 18.947, de acordo dom a Resolução Aneel nº 2.077/2016. A partir da competência de junho de 2017, o valor mensal da cota foi alterado para R$ 20.138, conforme Resolução Homologatória nº 2.204/2017.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Revisão Tarifária Periódica da Copel Distribuição

O resultado da 4º Revisão Tarifária Periódica da Copel DIS foi homologado pela Aneel por meio da Resolução Homologatória nº 2.096, de 21.06.2016, que autorizou a aplicação do reajuste médio a ser percebido pelos consumidores de -12,87%, o qual é composto da seguinte forma: -1,73% referentes à inclusão dos componentes financeiros; 4,48% decorrente da atualização da Parcela B; -2,57% referentes a atualização da Parcela A; e -13,05% que refletem a retirada dos componentes financeiros do processo tarifário anterior. O reajuste foi aplicado integralmente às tarifas da Copel DIS a partir do dia 24.06.2016.

Revisão Tarifária Extraordinária - RTE 2015

No Reajuste Anual de 2015, foi considerado o valor parcial da RTE 2015, sendo o saldo atual em 31.12.2015, atualizado pela Taxa Selic, de R$ 179.763. O saldo remanescente da RTE no montante de R$ 528.846, atualizado até 31.12.2015, será considerado no próximo reajuste tarifário.

Reajuste Tarifário Anual da Copel Distribuição

O reajuste tarifário anual, que ocorre entre as revisões tarifárias, é homologado pela Aneel com base em fórmula definida no contrato de concessão e nos normativos estabelecidos no Proret, que consideram para os custos não gerenciáveis (Parcela A) as variações incorridas no período e para os custos gerenciáveis (Parcela B), a variação do IPCA, ajustada pela aplicação do Fator X.

Em 2017, a Aneel homologou o resultado do Reajuste Tarifário Anual da Copel DIS por meio da Resolução Homologatória nº 2.255, de 20.06.2017, que autorizou a aplicação do reajuste médio de 5,85% a ser percebido pelos consumidores, o qual é composto da seguinte forma: -0,73% relativos à inclusão dos componentes financeiros; 1,07% decorrentes da atualização da Parcela B; 2,78% relativos à atualização da Parcela A; e 2,73% que refletem a retirada dos componentes financeiros do processo tarifário anterior.

O reajuste foi aplicado integralmente às tarifas da Copel DIS a partir de 24.06.2017.

Remensuração do ativo financeiro RBSE

Dos valores a receber referente a parte dos ativos de transmissão de energia elétrica da Rede Básica do Sistema Existente - RBSE e das instalações de conexão e Demais Instalações de Transmissão - RPC, anteriores a maio de 2000, a Companhia vem a cada período de reporte remensurando o fluxo de caixa destes ativos com base em sua melhor estimativa, o qual representa um saldo do Ativo de R$ 1.186.985 em 31.12.2016 e um saldo do Ativo de R$ 1.418.370 em 31.12.2017. A variação ocorrida pela remensuração do ativo tem como contrapartida a receita operacional e refletiu no resultado do exercício de 2016 o montante de R$ 809.639 e no exercício de 2017 o montante de R$ 178.141.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Remensuração dos ativos RBSE

A Copel GeT prorrogou o contrato de concessão 060/2001 nos termos da Lei nº 12.783/2013, constituindo valores a receber referentes aos ativos de transmissão de energia elétrica da Rede Básica do Sistema Existente - RBSE e das instalações de conexão e Demais Instalações de Transmissão – RPC existentes em maio de 2000 e ainda não depreciados e/ou amortizados.

Em 20.04.2016, foi publicada a Portaria nº 120 pelo MME, determinando que os valores dos ativos ainda não depreciados e/ou amortizados passem a compor a Base de Remuneração Regulatória - BRR das concessionárias de transmissão de energia elétrica, a partir do processo tarifário de 2017, com incremento na RAP. A Portaria abordou aspectos relacionados à atualização, à remuneração e ao prazo de recebimento dos valores envolvidos, os quais foram regulamentados pela Resolução Normativa Aneel nº 762/2017 após a Audiência Pública 068/2016.

Em 12.04.2017, a Aneel publicou a Nota Técnica nº 61/2017 - SFF, que resultou na conclusão da fiscalização do laudo de avaliação dos ativos, reconhecendo o montante de R$ 667.637 como o valor líquido dos bens na data-base de 31.12.2012. O resultado da fiscalização foi homologado em 09.05.2017 pela diretoria da Aneel, com glosa de R$ 214.663 em relação ao montante originalmente solicitado de R$ 882.300, estando a principal glosa relacionada aos ativos da Subestação SF6 de Salto Caxias.

Adicionalmente, em 27.06.2017 a Aneel publicou a Resolução Homologatória nº 2.258, na qual estabeleceu a RAP para o ciclo tarifário 2017-2018, aplicando decisão judicial liminar de 11.04.2017, relativa à ação movida por três associações empresariais, que determina, em caráter provisório, a exclusão da parcela de “remuneração” prevista no artigo 15, parágrafo 2º, da Lei nº 12.783/2013.

A remuneração em discussão judicial, concernente ao custo de capital próprio apurada dos ativos RBSE de janeiro de 2013 a junho de 2017 reduziu provisoriamente a RAP deste ciclo, de R$ 132.993 para R$ 121.267, sendo o montante retirado pela Aneel da RAP nos oito ciclos tarifários de R$ 201.795.

Pautada na opinião de seus assessores jurídicos, a Copel GeT entende que esta é uma decisão provisória que não se volta contra o seu direito de receber os devidos valores referentes aos ativos RBSE e que estes estão assegurados pela lei. Diante disso, os recebíveis relativos à remuneração pelo custo de capital próprio considerados no fluxo de recebimento desse ativo estão registrados no ativo não circulante.

A remensuração da base de ativos para a data-base de 31.12.2017 totaliza R$ 1.418.370, já descontando a amortização pelo recebimento da RAP, tendo as variações ocorridas nos períodos sido registradas em receita operacional.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

i.                fatores que afetaram materialmente os resultados operacionais

Os principais fatores que influenciaram o resultado operacional da Companhia no ano de 2017 foram:

Receita Operacional

Receita Operacional Líquida

Em 2017, a Receita Operacional Líquida teve acréscimo de R$ 922,8 milhões, representando 7% de aumento em relação a 2016. Tal variação decorre principalmente de:

1.	decréscimo de R$ 550 milhões na Receita de Fornecimento de Energia Elétrica, em virtude principalmente:
• da retração de 11,6% do mercado cativo em relação ao ano anterior, devido a migração de consumidores cativos para o mercado livre e pela conjuntura econômica do País; e
• da redução média de 17,9% na tarifa aplicada a partir de junho de 2016;
2.

aumento de R$ 500,3 milhões em Suprimento de Energia Elétrica, devido principalmente ao acréscimo da receita na CCEE decorrente do maior PLD médio no período, R$ 318,15/MWh em 2017 ante R$ 92,40/MWh  em  2016 e maior comercialização no Ambiente de Contratação Livre – ACL;

3.

redução de R$ 358,6 milhões na Receita de Disponibilidade da Rede Elétrica, principalmente pelo efeito da remuneração pela remensuração do fluxo de caixa em decorrência da Portaria MME nº 120, relativo aos ativos RBSE;

4.

decréscimo de R$ 411,6 milhões na Receita de Construção. A Companhia contabiliza receitas relativas a construção ou melhoria da infraestrutura utilizada na prestação de serviços de distribuição, transmissão de energia elétrica e gás, as quais totalizaram R$ 868 milhões em 2017 e R$ 1.279,6 milhões em 2016.  Tais gastos são reconhecidos na demonstração do resultado do período, como custo de construção, quando incorrido;

5.	acréscimo de R$ 47,4 milhões na Receita de Telecomunicações, decorrente principalmente do aumento do número de clientes, sobretudo no mercado varejista, com o produto Copel Fibra;
6.	decréscimo de R$ 17,1 milhões na Receita de Distribuição do Gás Canalizado, impactado pela retração do mercado em relação ao ano anterior;
7.

acréscimo de R$ 1.798,5 no Resultado de ativos e passivos financeiros setoriaisem virtude do resultado positivo em 2017 de 718,8 milhões,  quando em 2016 o resultado foi negativo de R$ 1.079,7 milhões; e

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

8.        redução de R$ 86 milhões em Outras Receitas Operacionais refletindo a menor variação no valor justo do ativo indenizável da concessão -  aproximadamente R$ 75,7 milhões- , acompanhado pela redução na renda de prestação de serviços e compensado pelo aumento na receita referente a venda das ações da Sanepar.

Custos e Despesas Operacionais

•	Não gerenciáveis
1)

acréscimo de R$ 1.479,8 milhões em Energia Elétrica Comprada para Revenda, devido principalmente ao maior PLD no período e o impacto do GSF - Generation Scaling Factor (risco hidrológico) e aumento na comercialização no ACL;

2)

decréscimo de R$ 154,2 milhões em Encargos do Uso da Rede Elétrica, em virtude, principalmente dos menores custos com Encargos dos serviços do sistema - ESS, reflexo dos recursos recebidos da Conta de energia de reserva - Coner e do Encargo de energia de reserva - EER, compensado pela elevação dos custos de rede básica e transporte de energia, devido aos efeitos das indenizações às transmissoras de energia;

3)	redução de R$ 15,9 milhões em Gás natural e insumos para operação de gás devido ao menor consumo; e

•	Gerenciáveis
4)

acréscimo de R$ 38,9 milhões em Pessoal e Administradores,refletindo  reajuste salarial de 1,6% em outubro de 2017, conforme acordo coletivo e  variação de R$ 9,1 milhões de Provisão para indenização por demissões voluntárias e aposentadorias;

5)	redução no Custo de construção, passando de R$ 1.280,7 milhões em 2016 para R$ 1.003,8 milhões em 2017;
6)

decréscimo R$ 403,61 milhões em Perdas estimadas, Provisões e Reversões, devido, principalmente à reversão de perdas estimadas para redução do valor recuperável de ativos e redução em PECLD, compensadas pelo aumento na provisão para litígios;

7)

diminuição de R$ 29 milhões em Serviços de terceiros, decorrente da redução dos serviços de manutenção do sistema elétrico e consultoria e auditoria; compensado pelo aumento nos serviços de comunicação, processamento e transmissão de dados.

8)	decréscimo de R$ 22,2 milhões em Planos previdenciário e assistencialdecorrente dos efeitos da avaliação atuarial, calculada por atuário contratado.

A Receita Operacional Líquida teve decréscimo de R$ 1.844.091, representando 12,3% de redução em relação a 2015. Tal variação decorre principalmente de:

•

Receita de Fornecimento de Energia Elétrica: decréscimo de R$ 515.415, em virtude principalmente da retração de 7,1% do mercado cativo, basicamente pela saída de consumidores cativos para o mercado livre e pela conjuntura econômica do país e da redução média de 12,87% na tarifa aplicada a partir de junho de 2016.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

•	Suprimento de Energia Elétrica: redução de R$ 1.031.369 devido basicamente ao menor valor de PLD no período e menor receita na CCEE em função do não acionamento da UEG Araucária.
•

Receita de Disponibilidade da Rede Elétrica: acréscimo de R$ 1.588.078 decorrente sobretudo do reconhecimento da indenização dos ativos relacionados à RBSE conforme Portaria MME nº 120, parcialmente compensado pela queda do consumo verificada no mercado fio de energia e pelo reajuste tarifário médio de -12,87% na tarifa de uso.

Custos e Despesas Operacionais

Os custos e despesas operacionais totalizaram R$ 11.279.346, o que representa uma queda de 12,6% em relação a 2015. Os motivos que mais impactaram esse resultado foram:

•	Energia Elétrica Comprada para Revenda: decréscimo de R$ 1.347.312 devido principalmente ao menor PLD no período e o impacto do GSF - Generation Scaling Factor (risco hidrológico);
•	Gás natural e insumos para operação de gás: redução de R$ 850.677 refletindo o não acionamento da UEG Araucária em 2016;
•

Provisões e Reversões: acréscimo R$ 557.867 em função, principalmente, do reconhecimento de R$ 179.908 como perdas estimadas para crédito de liquidação duvidosa e R$ 581.577 como perdas estimadas com impairment dos ativos de geração e de distribuição de gás, compensados pela reversão de provisão no valor de R$ 193.386 relativo a cobrança de Cofins do período de outubro/1998 a junho/2001, cujo processo transitou em julgado favoravelmente à Companhia.

Os principais fatores que influenciaram o resultado operacional da Companhia no ano de 2015 foram:

•	Suprimento de Energia Elétrica: redução de R$ 663.351 devido principalmente à variação do PLD e pelo decréscimo no despacho de energia da UEG Araucária;
•	Receita de Disponibilidade da Rede Elétrica: acréscimo de R$ 151.035 decorrente sobretudo do reajuste tarifário ocorrido em junho de 2015;
•	Receita de Distribuição do Gás Canalizado: acréscimo de R$ 135.114 devido ao aumento de volume de distribuição de gás nos segmentos industrial, de cogeração e residencial.

b.         variações das receitas atribuíveis a modificações de preços, taxas de câmbio, inflação, alterações de volumes e introdução de novos produtos e serviços

Receita de Fornecimento de Energia Elétrica:

A receita de fornecimento da Companhia é impactada principalmente pelas tarifas de energia, reajustadas segundo os mecanismos previstos no Contrato de Concessão e regulados pela ANEEL e por oscilações no consumo e demanda de energia elétrica.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Abaixo apresentamos resumo dos últimos reajustes tarifários da Copel Distribuição:

2017

Em 2017, a Aneel homologou o resultado do Reajuste Tarifário Anual da Copel DIS por meio da Resolução Homologatória nº 2.255, de 20.06.2017, que autorizou a aplicação do reajuste médio de 5,85% a ser percebido pelos consumidores, o qual é composto da seguinte forma: -0,73% relativos à inclusão dos componentes financeiros; 1,07% decorrentes da atualização da Parcela B; 2,78% relativos à atualização da Parcela A; e 2,73% que refletem a retirada dos componentes financeiros do processo tarifário anterior.

O reajuste foi aplicado integralmente às tarifas da Copel DIS a partir de 24.06.2017.

2016

•

Revisão Tarifária Periódica: o resultado da 4º Revisão Tarifária Periódica da Copel DIS foi homologado pela Aneel por meio da Resolução Homologatória nº 2.096, de 21.06.2016, que autorizou a aplicação do reajuste médio, a ser percebido pelos consumidores, de -12,87%.

2015

•

Revisão Tarifária Extraordinária – RTE: a Aneel aprovou a Revisão Tarifária Extraordinária da Copel Distribuição através da Resolução Homologatória nº 1.858/2015, com reajuste tarifário médio de 36,79% a partir de 02.03.2015.

•	Reajuste Tarifário Anual: o reajuste tarifário autorizado pela Aneel, através da Resolução Homologatória nº 1.897/2015, foi de 15,32% a partir de 24.06.2015.

A evolução do mercado cativo da Copel nos últimos três anos está demonstrada no quadro abaixo

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Mercado cativo

De janeiro  a dezembro, o consumo do mercado cativo foi de 19.743 GWh, com variação negativa de 11,6%, em relação ao ano anterior, devido à migração de consumidores para o mercado livre. A quantidade de consumidores cativos faturados pela Copel Distribuição foi 1,8% superior ao verificado em dezembro de 2016, totalizando 4.560.493 consumidores. Em 2017 foram agregados ao sistema 81.726 consumidores cativos.

Receita de Telecomunicações

Aumento de 18,1% em virtude da ampliação do atendimento a novos clientes.

A Copel Telecomunicações, conforme autorização da Agência Nacional de Telecomunicações - Anatel, oferece serviços de telecomunicações nos estados do Paraná e Santa Catarina. Os serviços são ofertados desde agosto de 1998 através do uso da rede de fibra óptica (totalizando 32,4 mil km de cabos de fibra óptica até o final de 2017). Além disso, também está envolvida em projeto educacional que visa fornecer acesso à Internet em banda larga a escolas do ensino público fundamental e médio no Estado do Paraná.

Atualmente, a Copel Telecomunicações está presente em 399 municípios do Estado do Paraná e em  dois  municípios no Estado de Santa Catarina. Todos os municípios estão conectados à rede óptica (backbone) da Companhia, que usa a tecnologia DWDM - Dense Wavelength Division Multiplexing, permitindo velocidades de transmissão de até 40 canais de 200Gbit/s por fibra óptica.

c.          impacto da inflação, da variação de preços dos principais insumos e produtos, do câmbio e da taxa de juros no resultado operacional e no resultado financeiro do emissor, quando relevante

Os principais indicadores e índices macroeconômicos que influenciam o resulta operacional e financeiro da Companhia são:

•	PIB: o desempenho geral da economia brasileira afeta a demanda de energia elétrica.
•	Inflação (IPCA e IGP-m): afetam a receita e os custos e despesas operacionais, além de alguns contratos de dívida.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

•	Taxa de Câmbio: tem reflexo no custo de energia comprada de Itaipu, no preço do gás natural para distribuição e geração de energia, além de impactar alguns contratos de dividas.
•	Taxa de juros (SELIC/CDI e TJLP): o CDI é o indicador ao qual as aplicações financeiras estão vinculadas, já SELIC e TJLP indexam grande parcela da dívida da Companhia.

As principais contas patrimoniais e de resultado impactadas pela variação de índices/indicadores da Companhia são:

Títulos e valores mobiliários:

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Empréstimos e financiamentos:

Contas a pagar vinculadas à Concessão:

Referem-se aos encargos de outorga de concessão onerosa pelo direito de uso do bem público – UBP, conforme quadro a seguir:

Energia elétrica comprada para revenda

O acréscimo em Energia Elétrica Comprada para Revenda, devido principalmente ao maior PLD no período e o impacto do GSF - Generation Scaling Factor (risco hidrológico) e aumento na comercialização no ACL;

Energia Elétrica Comprada para Revenda – Itaipu

A potência da UHE Itaipu é vendida por meio de cotas-parte às concessionárias das regiões Sul, Sudeste e Centro-Oeste, de acordo com seus mercados. O valor constituído em 2017 refere-se à variação do custo de aquisição de energia elétrica e à variação cambial, em relação ao previsto no último reajuste tarifário.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Energia elétrica comprada para revenda

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

10.3.         Os diretores devem comentar os efeitos relevantes que os eventos abaixo tenham causado ou se espera que venham a causar nas demonstrações financeiras do emissor e em seus resultados:

a.         introdução ou alienação de segmento operacional

Não aplicável em razão da Companhia não ter introduzido ou alienado segmento operacional.

b.        constituição, aquisição ou alienação de participação societária

Não houve constituição, aquisição ou alienação de participação societária no exercício.

c.         eventos ou operações não usuais

  Adesão ao Programa de Units da Sanepar

Conforme comunicado emitido ao mercado em 17.11.2017, a Copel solicitou a conversão de ações e a adesão ao Programa Units da Sanepar, as quais ocorreram em 21.11.2017. O Certificado de Depósito de Ações - Units são ativos compostos por mais de uma classe de valores mobiliários e as de propriedade da Copel e da Copel Energia são representadas por uma ação ordinária e quatro ações preferenciais de emissão da Sanepar.

A Copel, detentora de 36.343.267 ações preferenciais de emissão da Sanepar, solicitou a conversão de 7.268.655 em ações ordinárias e a formação de 7.268.653 Units.

Já a Copel Energia, detentora de 7.956.306 ações ordinárias de emissão da Sanepar, solicitou a conversão de 6.365.044 em ações preferenciais e a formação de 1.591.261 Units.

Em 12.12.2017, foi concluído o processo de Bookbuilding no âmbito da oferta pública com esforços restritos de distribuição secundária de Units, de emissão da Sanepar, com o estabelecimento do preço de R$ 55,20 por Unit. A Copel e a Copel Energia participaram como vendedoras e alienaram a totalidade de suas Units, com consequente ingresso de recursos no caixa na ordem de R$ 484.608. A efetiva liquidação da Oferta ocorreu em 18.12.2017 e totalizou um ganho de R$ 28.650.

  Lei nº 13.496

A Copel Distribuição S.A. aderiu ao Pert em 28.08.2017, de acordo com as normas vigentes previstas na MP nº 783 de 31.05.2017 e IN nº 1711 de 16.06.2017. Com a conversão da MP nº 783/2017 na Lei nº 13.496, publicada em 25.10.2017, o percentual de redução da multa foi alterado de 40% para 50%. Aplicando os efeitos da lei, a Copel DIS fará jus a uma redução de R$ 8.918, no valor da sua dívida consolidada, a qual foi registrada em outubro de 2017, eventos ou operações não usuais

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

10.4.Os diretores devem comentar:

Exercício de 2017

a.             Mudanças significativas nas práticas contábeis

Não há.

b.             Efeitos significativos das alterações em práticas contábeis

Não há.

c.             Ressalvas e ênfases presentes no parecer do auditor.

O relatório do auditor independente sobre as demonstrações financeiras da Companhia, referente ao exercício social findo em 31.12.2017, apresenta opinião com ressalva, a qual relaciona-se à reapresentação de valores decorrentes de ajustes do exercício findo em 31.12.2016. A base para a opinião com ressalva é a seguinte:

Base para opinião com ressalva

Conforme a nota explicativa nº 4.1 às demonstrações financeiras, a Administração da Companhia identificou que a controlada indireta UEG Araucária Ltda. mantém recursos em Fundo de Investimento Multimercado, o qual detém cotas em outros fundos de investimentos, que por sua vez mantêm investimentos em companhia de capital fechado, cujo ativo principal é um empreendimento imobiliário. A Administração decidiu contratar consultores externos para conduzir uma investigação independente. A Companhia, considerando a natureza de tal investimento, os laudos independentes obtidos e o estágio atual das investigações, concluiu sobre a necessidade de constituição de provisão para desvalorização desse investimento no montante de R$136.917 mil, resultando na reapresentação dos valores correspondentes ao  exercício findo em 31 de dezembro de 2016, apresentadas para fins de comparação, como previsto no CPC 23 - Práticas Contábeis, Mudanças de Estimativa e Retificação de Erro, equivalente à IAS 8 –“Accounting Policies, Changes in Accounting Estimates and Errors”. Em 28 de março de 2017 emitimos relatório de auditoria, sem modificação, sobre as demonstrações financeiras individuais e consolidadas de 31 de dezembro de 2016 da Companhia.

Considerando que os trabalhos relacionados à investigação ainda estão em andamento, não é possível obter evidência de auditoria apropriada e suficiente se a provisão para desvalorização deve ser registrada nas demonstrações financeiras apresentadas para fins de comparação, referentes ao exercício findo em 31 de dezembro de 2016, ou se refere a exercícios anteriores, de acordo com o pronunciamento técnico CPC 23, equivalente à IAS 8 –“Accounting Policies, Changes in Accounting Estimates and Errors”, e se a classificação destes impactos estão adequadamente refletidos nestas demonstrações comparativas.

Nossa auditoria foi conduzida de acordo com as normas brasileiras e internacionais de auditoria. Nossas responsabilidades, em conformidade com tais normas, estão descritas na seção a seguir intitulada “Responsabilidades do auditor pela auditoria das demonstrações financeiras individuais e consolidadas”. Somos independentes em relação à Companhia e a suas controladas, de acordo com os princípios éticos relevantes previstos no Código de Ética Profissional do Contador e nas normas profissionais emitidas pelo Conselho Federal de Contabilidade - CFC, e cumprimos com as demais responsabilidades éticas de acordo com essas normas. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa opinião com ressalva.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Exercício de 2016

a.             Mudanças significativas nas práticas contábeis

Após revisão de suas práticas contábeis, a Copel e sua controlada Copel Distribuição S.A., objetivando a melhor apresentação de seu desempenho operacional e financeiro, concluíram que o ajuste de expectativa do fluxo de caixa do ativo financeiro indenizável da concessão da distribuidora, originalmente apresentado na rubrica de receita financeira, no resultado financeiro, seria melhor classificado no grupo de receitas operacionais, juntamente com as demais receitas relacionadas com a sua atividade fim. Esta alocação reflete de uma forma melhor o modelo de negócio de distribuição de energia elétrica e propicia uma melhor apresentação quanto ao seu desempenho. Tal conclusão está suportada no fato de que:

i) Investir em infraestrutura é a atividade indispensável do negócio de distribuição de energia elétrica, cujo modelo de gestão está suportado em construir, manter e operar essa infraestrutura;

ii) O retorno sobre o investimento em infraestrutura no negócio de distribuição é determinado pelo valor justo dessa infraestrutura, seja a parcela amortizável durante o horizonte do contrato (ativo intangível), seja a parcela indenizável pelo poder concedente ao seu final (ativo financeiro), mais a taxa média ponderada do custo de capital - “WACC regulatório”; e

iii) As receitas tarifárias representam tanto o retorno do ativo intangível quanto uma parte do retorno do ativo financeiro, pelo fato de ambos integrarem a base regulatória de remuneração. As receitas tarifárias estão totalmente registradas como parte da “Receita Operacional Líquida”.

b.             Efeitos significativos das alterações em práticas contábeis

Conforme as orientações do CPC 23/IAS 8 - Políticas Contábeis, Mudança de Estimativa e Retificação de Erro, a Copel e sua controlada Copel Distribuição S.A. alteraram sua política contábil anteriormente adotada por uma política contábil que melhor reflete o desempenho dos seus negócios (pelos argumentos mencionados no item “a”) e, portanto, procederam às reclassificações de forma retrospectiva em suas Demonstrações do Resultado e Demonstrações do Valor Adicionado.

As reclassificações efetuadas não alteram o total dos ativos, o patrimônio líquido e o lucro líquido do exercício atual e comparativo, nem a Demonstração do Fluxo de Caixa atual e comparativa.

As Demonstrações do Resultado e do Valor Adicionado, para fins de comparabilidade, estão apresentadas a seguir:

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

c.             Ressalvas e ênfases presentes no parecer do auditor

Não há.

Exercício de 2015

a.             Mudanças significativas nas práticas contábeis

A Copel procedeu a revisão de política contábil com o objetivo de melhor apresentação do seu desempenho operacional e financeiro. Dessa forma, com base nas orientações emanadas pelo CPC 23 - Políticas Contábeis, Mudança de Estimativa e Retificação de Erro, reclassificou os gastos com a Compensação Financeira pela Utilização dos Recursos Hídricos e com a variação cambial sobre a compra de energia de Itaipu, buscando o alinhamento com a prática contábil definida pela Aneel.

b.             Efeitos significativos das alterações em práticas contábeis

Os saldos de 31.12.2014 da Demonstração de Resultado e da Demonstração do Valor Adicionado foram reapresentados para melhor comparabilidade com os saldos de 31.12.2015. As reclassificações não tiveram efeitos no lucro líquido da Copel.

Os efeitos estão demonstrados a seguir:

c.             Ressalvas e ênfases presentes no parecer do auditor

Não há.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

10.5.         Os diretores devem indicar e comentar políticas contábeis críticas adotadas pelo emissor, explorando, em especial, estimativas contábeis feitas pela administração sobre questões incertas e relevantes para a descrição da situação financeira e dos resultados, que exijam julgamentos subjetivos ou complexos, tais como: provisões, contingências, reconhecimento da receita, créditos fiscais, ativos de longa duração, vida útil de ativos não-circulantes, planos de pensão, ajustes de conversão em moeda estrangeira, custos de recuperação ambiental, critérios para teste de recuperação de ativos e instrumentos financeiros

Políticas Contábeis Críticas

Na preparação das demonstrações financeiras, a Administração realiza julgamentos, estimativas e premissas que afetam a aplicação de políticas contábeis e os valores reportados de ativos, passivos, receitas e despesas. Os resultados reais podem divergir dessas estimativas.

As estimativas e premissas são revisadas de forma contínua. As revisões das estimativas são reconhecidas prospectivamente.

As informações sobre julgamentos realizados na aplicação das políticas contábeis que têm efeitos significativos sobre os valores reconhecidos nas demonstrações financeiras e as informações sobre as incertezas relacionadas a premissas e estimativas que possuem um risco significativo de resultar em um ajuste material no próximo exercício financeiro, estão relacionadas a seguir:

Consolidação

A Administração avalia se a Companhia detém de fato o controle, o controle em conjunto ou a influência significativa sobre uma investida.

Método de equivalência patrimonial

Os investimentos em controladas, em empreendimentos controlados em conjunto e em coligadas são reconhecidos nas demonstrações financeiras individuais da investidora com base no método de equivalência patrimonial. Conforme esse método, os investimentos são inicialmente registrados pelo valor de custo e o seu valor contábil é aumentado ou diminuído pelo reconhecimento da participação da investidora no lucro, no prejuízo e em outros resultados abrangentes gerados pelas investidas, após a aquisição. Esse método deve ser descontinuado a partir da data em que o investimento deixar de se qualificar como controlada, empreendimento controlado em conjunto ou coligada.

As distribuições de resultados reduzem o valor contábil dos investimentos.

Controladas

As controladas são as entidades em que a investidora está exposta a, ou tem direito sobre, os retornos variáveis advindos de seu envolvimento com a entidade e tem a habilidade de afetar esses retornos exercendo seu poder sobre a entidade.

As demonstrações financeiras das controladas são incluídas nas demonstrações financeiras consolidadas a partir da data em que o controle se inicia até a data em que deixa de existir.

Os saldos de ativos, passivos e resultados das controladas são consolidados linha a linha e os saldos decorrentes das transações entre as empresas consolidadas são eliminados.

Participação de acionistas não-controladores

A participação de acionistas não-controladores é apresentada no patrimônio líquido, separadamente do patrimônio líquido atribuível aos acionistas da Controladora. Os lucros, os prejuízos e os outros resultados abrangentes também são demonstrados separadamente dos atribuídos aos acionistas da Controladora, ainda que isso resulte em que as participações de acionistas não controladores tenham saldo deficitário.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Empreendimentos controlados em conjunto e coligadas

Os empreendimentos controlados em conjuntos são as entidades em que a investidora, vinculada a um acordo, não exerce individualmente o poder de decisões financeiras e operacionais, independentemente do percentual de participação no capital votante.

As coligadas são as entidades sobre as quais a investidora tem influência significativa, mas não o controle.

Quando a participação nos prejuízos de um empreendimento controlado em conjunto ou de uma coligada se igualar ou exceder o saldo contábil de sua participação na investida, a investidora deve descontinuar o reconhecimento de sua participação em perdas futuras. Perdas adicionais serão consideradas, e um passivo reconhecido, somente se a investidora incorrer em obrigações legais ou construtivas (não formalizadas) ou efetuar pagamentos em nome da investida. Se a investida subsequentemente apurar lucros, a investidora deve retomar o reconhecimento de sua participação nesses lucros somente após o ponto em que a parte que lhe cabe nesses lucros posteriores se igualar à sua participação nas perdas não reconhecidas.

Operações em conjunto

Operação em conjunto é um negócio em conjunto segundo o qual as partes integrantes que detêm o controle conjunto do negócio têm direitos sobre os ativos e têm obrigações pelos passivos relacionados ao negócio.

As operações em conjunto (consórcios) são contabilizadas na empresa que possui a participação, na proporção de quota-parte de ativos, passivos e resultado.

Instrumentos financeiros

A Administração define as técnicas de classificação e avaliação de acordo com a natureza dos instrumentos financeiros e para qual finalidade eles são utilizados, e monitora os riscos aos quais a Companhia e suas controladas estão expostas.

A Companhia e suas controladas não operam com instrumentos financeiros derivativos.

Os instrumentos financeiros não derivativos são reconhecidos imediatamente na data de negociação, ou seja, na concretização do surgimento da obrigação ou do direito. São inicialmente registrados pelo valor justo acrescido ou deduzido de quaisquer custos de transação diretamente atribuíveis.

Os valores justos são apurados com base em cotação no mercado, para os instrumentos financeiros com mercado ativo, e pelo método do valor presente de fluxos de caixa esperados, para os sem cotação disponível no mercado.

Posteriormente ao reconhecimento inicial, os instrumentos financeiros não derivativos são mensurados conforme descrito a seguir:

Ativos financeiros

Instrumentos financeiros ao valor justo por meio do resultado

Um instrumento financeiro é assim classificado se for designado como mantido para negociação no seu reconhecimento inicial e se a Companhia e suas controladas gerenciam esses investimentos e tomam as decisões de compra e venda com base em seu valor justo, de acordo com a estratégia de investimento e gerenciamento de risco. Após o reconhecimento inicial, os custos de transação e os juros atribuíveis, quando incorridos, são reconhecidos no resultado.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Empréstimos e recebíveis

Ativos não derivativos com pagamentos fixos ou determináveis que não estão cotados em um mercado ativo, reconhecidos pelo método do custo amortizado com base na taxa de juros efetiva.

Instrumentos financeiros disponíveis para venda

São instrumentos financeiros cujo reconhecimento inicial é efetuado com base no valor justo e sua variação, proveniente da diferença entre a taxa de juros de mercado e a taxa de juros efetiva, é registrada diretamente no patrimônio líquido, líquido dos efeitos tributários. A parcela dos juros definidos no início do contrato, calculada com base no método de juros efetivos, assim como quaisquer mudanças na expectativa de fluxo de caixa, é registrada no resultado do exercício. Quando esses ativos são desreconhecidos, os ganhos e as perdas acumulados mantidos no patrimônio líquido são reclassificados para o resultado do exercício.

Instrumentos financeiros mantidos até o vencimento

Os instrumentos financeiros são classificados nesta categoria se a Companhia e suas controladas têm intenção e capacidade de mantê-los até o seu vencimento. São mensurados pelo custo amortizado utilizando o método da taxa de juros efetiva, deduzido de eventuais reduções em seu valor recuperável.

Passivos financeiros e instrumentos de patrimônio

Passivos financeiros ao valor justo por meio do resultado

São os passivos financeiros designados dessa forma no reconhecimento inicial e os classificados como mantidos para negociação. São demonstrados ao valor justo e os respectivos ganhos ou perdas são reconhecidos no resultado. Os ganhos ou as perdas líquidos reconhecidos no resultado incorporam os juros pagos pelo passivo financeiro.

Outros passivos financeiros

Os outros passivos financeiros são mensurados pelo valor de custo amortizado utilizando o método de juros efetivos. Esse método também é utilizado para alocar a despesa de juros desses passivos pelo respectivo período. A taxa de juros efetiva é a taxa que desconta exatamente os fluxos de caixa futuros estimados (inclusive honorários pagos ou recebidos que constituem parte integrante da taxa de juros efetiva, custos da transação e outros prêmios ou descontos), ao longo da vida estimada do passivo financeiro ou, quando apropriado, por um período menor, para o reconhecimento inicial do valor contábil líquido.

Baixas de passivos financeiros

Os passivos financeiros somente são baixados quando as obrigações são extintas, canceladas ou liquidadas. A diferença entre o valor contábil do passivo financeiro baixado e a contrapartida paga e a pagar é reconhecida no resultado.

Ativos e passivos financeiros setoriais e vinculados à concessão

Ativos e passivos financeiros setoriais líquidos

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

O termo aditivo ao contrato de concessão das concessionárias de distribuição, aprovado pelo Despacho Aneel nº 4.621/2014, prevê que, no caso de extinção da concessão por qualquer motivo, os valores residuais de itens da Conta de Compensação de Valores de itens da Parcela A - CVA (custos não administráveis) e outros componentes financeiros não recuperados ou não devolvidos via tarifa sejam incorporados no cálculo da indenização ou descontados dos valores da indenização de ativos não amortizados, ficando, então, resguardado o direito ou a obrigação do concessionário junto ao Poder Concedente quanto a esses ativos e passivos.

Por meio da Deliberação CVM nº 732/2014, o CPC aprovou a Orientação Técnica OCPC 08 - Reconhecimento de Determinados Ativos e Passivos nos Relatórios Contábil-Financeiros de Propósito Geral das Distribuidoras de Energia Elétrica, que tornou obrigatório, mediante assinatura de termo aditivo contratual, o reconhecimento de determinados ativos ou passivos financeiros setoriais nas distribuidoras de energia elétrica a partir do exercício de 2014.

A empresa contabiliza as variações dos ativos e passivos financeiros setoriais, quando existe expectativa provável de que a receita futura, equivalente aos custos incorridos, seja faturada e cobrada, com o resultado do repasse direto dos custos em uma tarifa ajustada de acordo com a fórmula paramétrica definida no contrato de concessão. O saldo dessas variações é represado e atualizado até o próximo reajuste/revisão tarifária, quando o Poder Concedente autorizar o repasse na base tarifária da empresa e assim, repassar ao consumidor no próximo ciclo anual, que ocorre a partir de 24 de junho de cada ano.

Contas a receber vinculadas à concessão

Concessão de transmissão de energia elétrica

Refere-se a créditos a receber relacionados aos contratos de concessão da atividade de transmissão, representados pelos seguintes valores: (i) receita de construção da infraestrutura de transmissão para sua disponibilização aos usuários; e (ii) remuneração financeira garantida pelo Poder Concedente durante o prazo da concessão sobre tais receitas.

A receita dos contratos de concessão de transmissão é realizada pela disponibilização da infraestrutura aos usuários do sistema, não tem risco de demanda e é, portanto, considerada receita garantida, denominada Receita Anual Permitida - RAP, a ser recebida durante o prazo da concessão. Os valores são faturados mensalmente aos usuários da infraestrutura, conforme relatório emitido pelo Operador Nacional do Sistema Elétrico - ONS. No vencimento da concessão, se houver saldo remanescente ainda não recebido relacionado à construção da infraestrutura, este será recebido diretamente do Poder Concedente por ser direito incondicional de receber caixa, conforme previsto no contrato de concessão, a título de indenização pelos investimentos efetuados e não recuperados por meio da RAP.

Esses ativos financeiros não têm mercado ativo, apresentam fluxos de caixa fixos e determináveis, e portanto, são classificados como “empréstimos e recebíveis”, sendo inicialmente estimados com base nos respectivos valores justos e posteriormente mensurados pelo custo amortizado calculado pelo método da taxa de juros efetiva.

Especificamente quanto ao Contrato de Concessão 060/2001, as adições que representem ampliação, melhoria ou reforço da infraestrutura são reconhecidas como ativo financeiro, em virtude de representar futura geração de caixa operacional adicional, conforme regulamentação específica do Poder Concedente.

Concessão de distribuição de energia elétrica

Refere-se à indenização prevista no contrato de concessão de serviços públicos de distribuição de energia elétrica que, no entendimento da Administração, assegura o direito incondicional de receber caixa ao final da concessão, a ser pago pelo Poder Concedente. Essa indenização tem como objetivo reembolsar a Copel DIS pelos investimentos efetuados em infraestrutura, sem recuperação, por meio da tarifa, por possuírem vida útil superior ao prazo da concessão.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Esses ativos financeiros, por não contarem com fluxos de caixa fixos determináveis, uma vez que a premissa da indenização terá como base o custo de reposição dos ativos da concessão, e por não terem as características necessárias para serem classificados nas demais categorias de ativos financeiros, são classificados como “disponíveis para venda”. Os fluxos de caixa vinculados a esses ativos são determinados considerando o valor da base tarifária denominada Base de Remuneração Regulatória - BRR, definida pelo Poder Concedente, utilizando-se a metodologia de custo de reposição dos bens integrantes da infraestrutura de distribuição vinculada à concessão. A BRR é revisada periodicamente, considerando diversos fatores, e tem como objetivo refletir a variação de preços dos ativos físicos, incluindo as baixas, depreciações e adições dos bens integrantes desta infraestrutura (ativo físico).

A remuneração deste ativo financeiro é baseada no Custo Médio Ponderado de Capital - WACC (na sigla em inglês) regulatório homologado pela Aneel no processo de revisão tarifária periódica e seu montante está incluído na composição da receita de tarifa faturada aos consumidores e recebida mensalmente.

O 1º, 2º, 3º e 4º Ciclos de Revisão Tarifária foram realizados a cada quatro anos e, a partir do 5º Ciclo, iniciado em janeiro de 2016, serão realizados a cada cinco anos, tendo em vista alteração promovida pelo quinto termo aditivo ao contrato de concessão.

Concessão de gás

O contrato de concessão de gás se enquadra no modelo bifurcado, em que parte dos investimentos efetuados pelo concessionário é remunerada pelos usuários do serviço público e a outra parte é indenizada pelo Poder Concedente, o Estado do Paraná, ao final da concessão. Esse modelo prevê o reconhecimento de ativo financeiro e de ativo intangível.

A parcela reconhecida como ativo financeiro é aquela que será indenizada pelo Poder Concedente correspondente aos investimentos efetuados nos dez anos anteriores ao término da concessão prevista em contrato e que, no entendimento da Administração, assegura o direito incondicional de receber caixa ao final da concessão.

Esses ativos financeiros, por não possuírem fluxos de caixa fixos determináveis, uma vez que a premissa da indenização terá como base o custo de reposição dos ativos da concessão, e por não terem as características necessárias para serem classificados nas demais categorias de ativos financeiros, são classificados como “disponíveis para venda”.

Contas a receber vinculadas à indenização da concessão

Provenientes do saldo residual dos ativos da infraestrutura de transmissão e de geração de energia elétrica, ainda não depreciados e/ou amortizados existentes ao final da concessão.

Os valores são transferidos dos grupos Contas a receber vinculados à concessão, Imobilizado e Intangível para as atividades de transmissão e geração, respectivamente, com o advento do final da concessão.

Ao final de cada período de divulgação, a Administração avalia a recuperabilidade do ativo, remensurando seu fluxo de caixa com base em sua melhor estimativa.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Contas a pagar vinculadas à concessão

Referem-se aos valores estabelecidos no contrato de concessão relacionados ao direito de exploração do potencial de geração de energia hidráulica (concessão onerosa), cujo contrato é assinado na modalidade de Uso do Bem Público - UBP. O registro inicial da obrigação é feito na data da assinatura do contrato de concessão e corresponde ao valor presente do fluxo de caixa dos pagamentos futuros. Posteriormente, é atualizado pelo método da taxa de juros efetiva e reduzido pelos pagamentos contratados.

Imobilizado

Os bens do ativo imobilizado vinculados aos contratos de concessão de serviço público são depreciados pelo método linear com base nas taxas anuais estabelecidas e revisadas periodicamente pela Aneel, as quais são praticadas e aceitas pelo mercado como representativas da vida útil econômica dos bens vinculados à infraestrutura da concessão. No entanto, os bens vinculados aos contratos de uso de bem público sob o regime de produtor independente de energia elétrica são depreciados com base nas taxas anuais estabelecidas pela Aneel, limitados ao prazo da concessão. Os demais bens do ativo imobilizado são depreciados pelo método linear com base na estimativa de vida útil, que é revisada anualmente e ajustada, caso necessário.

Os custos diretamente atribuídos às obras, bem como os juros e encargos financeiros relativos a empréstimos tomados com terceiros durante o período de construção, são registrados no ativo imobilizado em curso, desde que seja provável que resultem em benefícios econômicos futuros para a empresa.

Intangível

Integram esse ativo os softwares, adquiridos de terceiros e os gerados internamente, mensurados pelo custo total de aquisição menos as despesas de amortização pelo prazo de cinco anos, além dos contratos de concessão apresentados a seguir.

Concessão onerosa de geração de energia elétrica

Corresponde a aquisição de um direito de exploração do potencial de energia hidráulica cujo contrato é assinado na modalidade de Uso do Bem Público - UBP.

Durante a construção, o empreendimento é reconhecido pelo valor presente das saídas de caixa futuras no período de vigência do contrato de concessão. Na data de início da operação comercial do empreendimento, o montante apresentado é fixado e amortizado durante o período da concessão.

Repactuação do risco hidrológico - GSF

Ativo constituído pela repactuação do risco hidrológico nos termos da Lei nº 13.203/2015, proveniente do valor excedente entre o montante recuperado do custo com o fator de ajuste do MRE (Generation Scaling Factor - GSF) subtraído do custo total do prêmio de risco à amortizar no período de suprimento de energia no ambiente regulado. O montante foi transformado pela Aneel em extensão do prazo da outorga, o qual é amortizado linearmente a partir de 1º.01.2016 até o final do novo prazo de concessão.

Contrato de concessão - distribuição de energia elétrica

Compreende o direito de exploração da infraestrutura, construída ou adquirida sob o regime de concessão do serviço público de energia elétrica, e de cobrar dos usuários o serviço público prestado, em consonância com o CPC 04 - Ativos Intangíveis, o ICPC 01 e o OCPC 05 - Contratos de Concessão.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

É reconhecido pelo custo de aquisição, incluído os custos de empréstimos, deduzido da amortização acumulada e das perdas por redução ao valor recuperável, quando aplicável.

A amortização desse intangível reflete o padrão em que se espera que os benefícios econômicos futuros do ativo sejam consumidos, com expectativa de amortização durante o prazo da concessão.

Contrato de concessão - distribuição de gás

Ativo intangível relativo à construção de infraestrutura e à aquisição de bens necessários para a prestação dos serviços de distribuição de gás que corresponde ao direito de cobrar dos usuários pelo fornecimento de gás.

Esse ativo intangível é avaliado inicialmente pelo custo de aquisição, formação ou construção, inclusive juros e demais encargos financeiros capitalizados. Nesse ativo é aplicado o método de amortização linear definido com base na avaliação da vida útil estimada de cada ativo, considerando o padrão de benefício econômico gerado pelos ativos intangíveis.

Ativos intangíveis adquiridos separadamente

Ativos intangíveis com vida útil definida, adquiridos separadamente, são registrados ao custo, deduzido da amortização e das perdas por redução ao valor recuperável acumuladas. A amortização é reconhecida linearmente com base na vida útil estimada dos ativos. A vida útil estimada e o método de amortização são revisados no fim de cada exercício e o efeito de quaisquer mudanças nas estimativas é contabilizado prospectivamente.

Baixa de ativos intangíveis

Um ativo intangível é baixado na alienação ou quando não há benefícios econômicos futuros resultantes do uso ou da alienação. Os ganhos ou as perdas resultantes da alienação de um ativo intangível são reconhecidos no resultado, mensurados com a diferença entre as receitas líquidas da alienação e o valor contábil do ativo.

Redução ao valor recuperável de ativos

Os ativos são avaliados para identificar evidências de desvalorização.

Ativos financeiros

Um ativo financeiro não mensurado pelo valor justo por meio do resultado é avaliado a cada data de apresentação para apurar se há evidência objetiva de que tenha ocorrido perda no seu valor recuperável. Um ativo tem perda no seu valor recuperável se evidência objetiva indica que evento de perda ocorreu após o reconhecimento inicial do ativo, e que aquele evento de perda teve um efeito negativo nos fluxos de caixa futuros projetados que podem ser estimados de maneira confiável.

A Companhia considera evidência de perda de valor para recebíveis tanto no nível individualizado como no nível coletivo. Todos os recebíveis individualmente significativos são avaliados quanto à perda de valor específico.

Redução do valor recuperável com relação a um ativo financeiro medido pelo custo amortizado é calculada como a diferença entre o valor contábil e o valor presente dos futuros fluxos de caixa estimados descontados à taxa de juros efetiva original do ativo. As perdas são reconhecidas no resultado e refletidas em conta redutora de recebíveis.

Ativos não financeiros

Os ativos em formação proveniente da concessão onerosa e direitos de concessão e/ou autorização de geração de energia elétrica, classificados como ativos intangíveis, são testados anualmente

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

juntamente com os demais ativos daquela unidade geradora de caixa.

Quando houver perda decorrente das situações em que o valor contábil do ativo ultrapasse seu valor recuperável, definido pelo maior valor entre o valor em uso do ativo e o valor de preço líquido de venda do ativo, essa perda é reconhecida no resultado do exercício.

Para fins de avaliação da redução ao valor recuperável, os ativos são agrupados nos níveis mais baixos para os quais existem fluxos de caixa identificáveis separadamente (Unidades Geradoras de Caixa - UGC).

O valor estimado das perdas para redução ao valor recuperável sobre os ativos não-financeiros é revisado para a análise de uma possível reversão na data de apresentação das demonstrações financeiras, em caso de reversão de perda de exercícios anteriores a mesma é reconhecida no resultado do exercício corrente.

Provisões

Uma provisão deve ser reconhecida quando: (i) a Companhia tem uma obrigação presente (legal ou não formalizada) como resultado de evento passado, (ii) seja provável (mais provável que sim do que não) que será necessária saída de recursos que incorporam benefícios econômicos para liquidar a obrigação; e (iii) possa ser feita estimativa confiável do valor da obrigação.

As estimativas de desfechos e de efeitos financeiros são determinadas pelo julgamento da Administração, complementado pela experiência de transações semelhantes e, em alguns casos, por relatórios de peritos independentes.

A provisão para custos ou obrigações socioambientais é registrada à medida que são assumidas as obrigações formais com os órgãos reguladores ou que a Administração tenha conhecimento de potencial risco relacionado às questões socioambientais, cujos desembolsos de caixa sejam considerados prováveis e seus valores possam ser estimados. Durante a fase de implantação do empreendimento, os valores provisionados são registrados em contrapartida ao ativo imobilizado (geração), custo de construção (transmissão) ou intangível em curso (distribuição). No momento do início das operações dos empreendimentos, todos os custos incluídos na Licença de Operação, cujos programas serão executados durante a concessão e o respectivo desembolso ainda não ocorreu, são mensurados e ajustados a valor presente de acordo com o fluxo de caixa estimado de desembolsos e registrados como provisões socioambientais em contrapartida ao ativo relacionado ao empreendimento, sendo ajustados periodicamente.

Após a entrada em operação comercial do empreendimento, todos os custos ou despesas incorridos com programas socioambientais relacionados com as licenças de operação e manutenção do empreendimento são analisados de acordo com a sua natureza e são registrados diretamente no resultado do exercício.

Receita não faturada

Corresponde ao reconhecimento da receita de fornecimento e suprimento de energia elétrica, encargos de uso da rede elétrica e serviços de telecomunicações, do período entre o último faturamento e o final de cada mês, por meio de estimativa com base na última medição efetuada.

A Administração entende que os critérios adotados pela Companhia estão adequados.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Receita de juros

A receita de juros é reconhecida quando for provável que os benefícios econômicos futuros deverão fluir para a Companhia e o valor da receita possa ser mensurado com confiabilidade. A receita de juros é reconhecida pelo método linear com base no tempo e na taxa de juros efetiva sobre o montante do principal em aberto. A taxa de juros efetiva é aquela que desconta exatamente os recebimentos de caixa futuros calculados durante a vida estimada do ativo financeiro em relação ao valor contábil líquido inicial desse ativo.

A Administração entende que os critérios adotados pela Companhia estão adequados.

Operações de compra e venda de energia elétrica na Câmara de Comercialização de Energia Elétrica - CCEE

Os registros das operações de compra e venda de energia na CCEE são reconhecidos pelo regime de competência, de acordo com informações divulgadas por essa entidade ou, quando essas informações não estão disponíveis tempestivamente, por estimativa preparada pela Administração das controladas.

Perdas estimadas para créditos de liquidação duvidosa

As perdas estimadas para créditos de liquidação duvidosa - PECLD são reconhecidas em valor considerado suficiente pela Administração para cobrir as perdas na realização de contas a receber de consumidores e de títulos a receber, cuja recuperação é considerada improvável.

A PECLD dos consumidores é constituída considerando os parâmetros recomendados pela Aneel, com base na expectativa de recebimento de créditos dos principais devedores, na análise dos grandes débitos em recuperação judicial/falência, nos valores a receber da classe residencial vencidos há mais de 90 dias, da classe comercial, vencidos há mais de 180 dias, e das classes industrial, rural, poder público, iluminação pública e serviço público, vencidos há mais de 360 dias, além da experiência em relação ao histórico das perdas efetivas

A Administração entende que os critérios adotados pela Companhia, que seguem as recomendações da Aneel, refletem adequadamente a posição patrimonial da Companhia.

Imposto de renda e contribuição social corrente e diferido

A tributação sobre o lucro compreende o imposto de renda e a contribuição social calculados com base nos resultados tributáveis (lucro ajustado) de cada entidade tributável e às alíquotas aplicáveis segundo a legislação vigente, 15%, acrescidos de 10% sobre o que exceder R$ 240 anuais, para o imposto de renda, e 9% para a contribuição social.

O prejuízo fiscal e a base negativa de contribuição social são compensáveis com lucros tributáveis futuros, observado o limite de 30% do lucro tributável no período, não estando sujeitos a prazo prescricional.

O imposto de renda e a contribuição social diferidos são aplicados sobre as diferenças entre os ativos e passivos reconhecidos para fins fiscais e os correspondentes valores apropriados nas demonstrações financeiras, os quais são reconhecidos somente na medida em que seja provável que exista base tributável positiva, para a qual as diferenças temporárias possam ser utilizadas e os prejuízos fiscais, compensados.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Os ativos e passivos fiscais diferidos são divulgados por seu valor líquido caso haja direito legal de compensar passivos e ativos fiscais correntes, e eles se relacionam a tributos lançados pela mesma autoridade tributária sobre a mesma entidade sujeita a tributação.

Benefícios pós-emprego

A Companhia e suas controladas patrocinam planos previdenciários para complementação de aposentadoria e pensão (Plano Unificado e Plano III) e Plano Assistencial, para assistência médica e odontológica (Planos Prosaúde II e Prosaúde III), para seus empregados ativos e seus dependentes legais. O patrocínio vitalício do Plano Assistencial para os aposentados, pensionistas e dependentes legais somente é aplicado aos participantes do Plano Prosaúde II.

Os valores desses compromissos atuariais (contribuições, custos, passivos e/ou ativos) são calculados anualmente por atuário independente, com data base que coincida com o encerramento do exercício.

Os ativos do plano de benefícios são avaliados pelos valores de mercado (marcação a mercado).

O valor do passivo assistencial líquido é reconhecido pelo valor presente da obrigação atuarial, deduzido o valor justo dos ativos do plano.

A adoção do método da unidade de crédito projetada agrega cada ano de serviço como fato gerador de uma unidade adicional de benefício, que se somam até o cálculo da obrigação final.

São utilizadas outras premissas atuariais que levam em conta tabelas biométricas e econômicas, além de dados históricos dos planos de benefícios, obtidos da Fundação Copel de Previdência e Assistência, entidade que administra esses planos.

Ganhos ou perdas atuariais, motivados por alterações de premissas e/ou ajustes atuariais, são reconhecidos em outros resultados abrangentes.

A Administração entende que os métodos e as premissas adotados pelo atuário independente contratado pela Companhia estão adequados.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

10.6.Os diretores devem descrever os itens relevantes não evidenciados nas demonstrações financeiras do emissor, indicando:

a.	os ativos e passivos detidos pelo emissor, direta ou indiretamente, que não aparecem no seu balanço patrimonial (off-balance sheet items), tais como:
i.	arrendamentos mercantis operacionais, ativos e passivos
ii.	carteiras de recebíveis baixadas sobre as quais a entidade mantenha riscos e responsabilidades, indicando respectivos passivos
iii.	contratos de futura compra e venda de produtos ou serviços
iv.	contratos de construção não terminada
v.	contratos de recebimentos futuros de financiamentos

Todos os ativos e passivos estão demonstrados no Balanço Patrimonial.

b.           outros itens não evidenciados nas demonstrações financeiras

Todos os itens estão evidenciados nas demonstrações financeiras.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

10.7.Em relação a cada um dos itens não evidenciados nas demonstrações financeiras indicados no item 10.6, os diretores devem comentar:

a.	como tais itens alteram ou poderão vir a alterar as receitas, as despesas, o resultado operacional, as despesas financeiras ou outros itens das demonstrações financeiras do emissor
b.	natureza e o propósito da operação
c.	natureza e montante das obrigações assumidas e dos direitos gerados em favor do emissor em decorrência da operação

Não se aplica.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

10.8.Os  diretores  devem  indicar  e  comentar  os  principais  elementos  do plano de negócios do emissor, explorando especificamente os seguintes tópicos:

a.         investimentos, incluindo:

i.  descrição quantitativa e qualitativa dos investimentos em andamento e dos investimentos previstos

Geração:

Atualmente a Companhia está concentrando esforços na construção de 15 usinas, que adicionarão 716,8 MW de capacidade instalada e 355,3 MW médios de garantia física ao parque gerador, com 80% dessa garantia física prevista para iniciar a operação comercial no decorrer de 2018.

No segmento de geração de energia elétrica, destacamos também:

•

Usina Hidrelétrica Colíder: A usina localizada no Rio Teles Pires, entre os municípios de Nova Canaã do Norte e Itaúba, no Mato Grosso, teve as obras iniciadas em 2011 e deve absorver R$ 2,4 bilhões em investimentos. Em 2016 concluíram-se os trabalhos de supressão da vegetação na área do futuro reservatório e em 2017 já foram concluídas 94% das obras. A Copel Geração e Transmissão conquistou a concessão para implantação e exploração da usina por 35 anos no leilão de energia realizado pela Aneel em 30.07.2010. O empreendimento, cuja previsão de entrada em operação comercial era dezembro de 2017, terá 300 MW de capacidade instalada. Devido a questões de caso fortuito ou de força maior, tais como incêndio no canteiro de obras, atos do poder público, que resultaram em dificuldades relacionadas ao licenciamento ambiental, entre outros contratempos como atrasos na entrega de equipamentos, nos serviços de montagem eletromecânica e na construção da linha de transmissão associada à usina, o empreendimento sofreu impactos no seu cronograma, de modo que a geração comercial da usina foi postergada, sendo que a primeira unidade geradora está prevista para entrar em operação em  junho de 2018, enquanto a terceira e última, em novembro de 2018.

•

Usina Hidrelétrica Baixo Iguaçu:Com participação de 30% no empreendimento, a Companhia estima investir R$ - 720,0 milhões. Após o Consórcio Empreendedor Baixo Iguaçu - Cebi ter realizado ações para atendimento às condicionantes adicionais ao licenciamento ambiental impostas pelo Instituto Chico Mendes de Conservação da Biodiversidade - ICMBio, em fevereiro de 2016 a obra foi retomada. Ainda em agosto de 2016, a Aneel, formalizou a publicação do 2º Termo Aditivo do Contrato de Concessão que teve por objetivo formalizar a redefinição do cronograma da UHE Baixo Iguaçu, incluindo sua data de encerramento. A Agência reconheceu em favor do Cebi, excludente de responsabilidade pelo atraso na implantação do empreendimento de 756 dias, recomendando ao MME a prorrogação do prazo da outorga e determinando à CCEE que promova a postergação do início do período de suprimento dos CCEARs pelo período do excludente de responsabilidade reconhecido. A usina terá capacidade instalada de 350,2 MW, em parceria com a Geração Céu Azul S.A.

•

Modernização da Usina Termelétrica de Figueira:A Companhia iniciou os trabalhos de modernização em 2015, visando aumentar sua eficiência e reduzir a emissão de gases e partículas resultantes da queima do carvão. Até o primeiro trimestre de 2016 os trabalhos desenvolveram-se de forma satisfatória, porém a partir do 2º trimestre do mesmo ano, em decorrência de dificuldades financeiras, a empresa contratada para a execução dos serviços apresentou problemas para manter a execução das atividades do contrato, culminando na quase paralisia da obra. Diante desse quadro, a Companhia substituiu a empresa contratada para dar continuidade a obra, prevendo a conclusão do empreendimento até o final do segundo semestre de 2018.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

•

Eólicas Complexo Cutia e Complexo Bento Miguel: Está em fase de construção o maior empreendimento eólico da Copel. Denominado Cutia, está dividido em dois grandes complexos: (a) Complexo Cutia, composto por sete parques eólicos (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste e Paraíso dos Ventos do Nordeste), com 180,6 MW de capacidade total instalada, 71,4 MW médios de garantia física, todos localizados no Estado do Rio Grande do Norte. A energia que será gerada pelos parques foi comercializada no 6º Leilão de Reserva que ocorreu em 31.10.2014, ao preço médio histórico de R$ 144,00/MWh, atualizado pela variação do IPCA para R$ 176,64 em 31.12.2017. A entrada em operação comercial desses parques está prevista para julho de 2018; e (b) Complexo Bento Miguel: composto por seis parques eólicos (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II e São Miguel III) com 132,3 MW de capacidade total instalada, 58,1 MW médios de garantia física, todos localizados no Estado do Rio Grande do Norte. A energia que será gerada pelos parques eólicos foi comercializada no 20º Leilão de Energia Nova que ocorreu em 28.11.2014, ao preço médio histórico de R$ 136,97/MWh, atualizado pela variação do IPCA para R$ 167,16 em 31.12.2017. A previsão inicial para entrada em operação comercial desses parques é janeiro de 2019. Destaca-se, a seguir, os marcos relevantes da execução das obras desde janeiro de 2016 até dezembro de 2017. Em janeiro de 2016, foram obtidas as licenças ambientais, iniciadas as execuções de vias de acesso, bases e plataforma de montagem do conjunto gerador. Em abril de 2016, iniciou-se a construção da Subestação Cutia, com potência instalada de três transformadores de 120 MVA e 26 circuitos de 34,0 kV, sendo dois circuitos para cada parque eólico. Em outubro de 2016, com o estágio avançado dos serviços civis em alguns parques, começaram a ser entregues os primeiros conjuntos geradores, bem como entrou em operação o Centro Produtivo de Torres, estrutura na qual estão sendo confeccionados elementos pré- moldados que constituirão as torres de sustentação dos aerogeradores. Em janeiro de 2017, iniciou-se o processo de montagem das torres dos aerogeradores.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Transmissão:

Atualmente a Companhia está concentrando esforços na construção de três empreendimentos, que adicionarão 1.408 km de extensão e 4.000 MVA de capacidade de transformação ao conjunto de linhas e subestações de transmissão próprios e em parceria, conforme quadro a seguir:

Projetos de Linhas e Subestações de Transmissão – Características Físicas

A Companhia trabalha ainda na implantação dos seguintes projetos:

•

LT Araraquara - Taubaté: Empreendimentocomposto pela implantação das Instalações de Transmissão do Lote A - Leilão 01/2010. A construção e operação de 334 km de Linha de Transmissão em 500kV, do pórtico da SE Araraquara 2 até as proximidades da SE Taubaté e as respectivas entradas de linhas, interligações de barras e demais equipamentos, possibilitará aumento de RAP para a Copel na ordem de R$ 29,0 milhões. O projeto está em construção com previsão de entrada em operação em 2018.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

•

Lote E - Leilão Aneel 005/2015: Contempla uma série de empreendimentos que deverão entrar em operação em setembro de 2019 e março de 2021. O empreendimento possibilitará aumento de RAP para a Copel Geração e Transmissão de R$ 108,6 milhões. O Lote E foi divido em diversos projetos que estão em andamento. Além das obras conquistadas nos leilões promovidos pela Aneel, a Copel tem as obras provenientes das resoluções autorizativas com o objetivo ampliar e melhorar as instalações existentes.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

ii.  fontes de financiamento dos investimentos

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

iii.  desinvestimentos  relevantes  em  andamento  e  desinvestimentos previstos

Não houve desinvestimentos relevantes. Não há desinvestimentos previstos.

d.           desde  que  já  divulgada,  indicar  a  aquisição  de  plantas,  equipamentos, patentes  ou  outros  ativos  que  devam  influenciar  materialmente  a capacidade produtiva do emissor

•

Resolução Autorizativa nº 5.711/2016:implantação, na subestação 230 kV Figueira, do 1º banco de capacitores 138kV - 15 Mvar, com investimento de R$ 4,8 milhões e RAP de aproximadamente R$ 0,8 milhão, a partir da entrada em operação comercial, prevista para dezembro de 2018.

•

Resolução Autorizativa nº 5.776/2016:implantação, na subestação 230 kV Sarandi,do 2º autotransformador 230/138kV - 150 MVA, com investimento de cerca de R$ 14,8 milhões e RAP de aproximadamente R$ 2,3 milhões, a partir da entrada em operação comercial, prevista para outubro de 2018.

•

Resolução Autorizativa nº 5.834/2016:implantação, na subestação 230 kV Apucarana, do banco de capacitores 138 kV - 30 Mvar, com investimento de cerca de R$ 5,5 milhões e RAP de aproximadamente R$ 0,9 milhão a partir da entrada em operação comercial, prevista para 2018.

•

Resolução Autorizativa nº 5.930/2016:implantação, na subestação 500 kV Bateias, de banco de reatores de barra, em 500 kV - 200 Mvar, com investimento de cerca de R$ 30,0 milhões e RAP de aproximadamente R$ 4,3 milhões, a partir da entrada em operação comercial, prevista para setembro de 2018.

e.           c.  novos produtos e serviços, indicando:

i.	descrição das pesquisas em andamento já divulgadas

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

ii.	montantes totais gastos pelo emissor em pesquisas para desenvolvimento de novos produtos ou serviços
iii.	projetos em desenvolvimento já divulgados
iv.	montantes totais gastos pelo emissor no desenvolvimento de novos produtos ou serviços

Pesquisa & Desenvolvimento

Em conformidade com a Lei n.º 9.991/2000, as concessionárias, permissionárias e autorizadas do setor de energia elétrica devem aplicar anualmente um percentual mínimo de sua Receita Operacional Líquida - ROL em projetos de Pesquisa e Desenvolvimento Tecnológico do Setor de Energia Elétrica - P&D, segundo regulamentos estabelecidos pela Aneel. Os projetos de P&D no setor de energia elétrica devem ser originais e inovadores. Além desses valores, também é feito recolhimento ao Fundo Nacional de Desenvolvimento Científico e Tecnológico - FNDCT e ao MME, que em 2017 foi de R$ 43,9 milhões.

Geração e Transmissão

Em 2017, a Copel Geração e Transmissão aplicou R$ 17,9 milhões na execução de 29 projetos de P&D, entre os quais sete são estratégicos, cujos temas foram estabelecidos pela Aneel por meio de Chamada de Projetos. Em 11 projetos participou de forma cooperada com outras empresas. Aplicou, ainda, aproximadamente R$ 600 mil na gestão dos projetos de P&D por meio de projetos de gestão, totalizando R$ 18,5 milhões investidos em P&D.

Distribuição

Em 2017, foram investidos R$ 18,4 milhões em: a) 40 projetos de P&D, quatro concluídos ao longo do ano e permanecendo 36 projetos em execução; b) participação de forma cooperada com outras empresas do setor elétrico em nove projetos, dentre eles dois estratégicos cujos temas foram estabelecidos pela Aneel, através de chamada de projetos.

Foram realizadas contratações de 12 novos projetos através de duas Chamadas Públicas, atendendo aos Chamamentos publicados pela Aneel de “Projeto Estratégico: Arranjos Técnicos e Comerciais para a Inserção de Sistemas de Armazenamento de Energia no Setor Elétrico Brasileiro” e “Projeto Prioritário de Eficiência Energética e Estratégico de P&D: Eficiência Energética e Minigeração em Instituições Públicas de Educação Superior”. Os investimentos perfazem montante de R$ 85 milhões a serem realizados em até quatro anos.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

10.9.            Comentar sobre outros fatores que influenciaram de maneira relevante o  desempenho  operacional  e  que  não  tenham  sido  identificados  ou  comentados  nos demais itens desta seção

Prorrogação das Concessões

Com relação a prorrogação das concessões delegadas à Copel, importante resgatar que, em 2012 foi estabelecido um novo regramento para as concessões no setor elétrico, no qual foi facultada a prorrogação das concessões, desde que aceitas uma série de contrapartidas do concessionário por parte do Poder Concedente. À época foi editada a MP nº 579/2012, posteriormente convertida na Lei nº 12.783/2013, que dispôs dentre outras, sobre o tratamento a ser dado às concessões de geração, transmissão e distribuição alcançadas pelos artigos 17, 19 e 22 da Lei nº 9.074/1995, cujo vencimento se daria, inicialmente, entre os anos de 2015 e 2017 e que já haviam sofrido uma única prorrogação. Tal regramento também permanece válido também para as concessões que vencerão a partir desta data.

Concessões de Geração

Em 25.01.2018, foi publicado o Decreto nº 9.271, que possibilita à União outorgar novo contrato de concessão por mais 30 anos à pessoa jurídica vencedora de leilão de privatização de concessionário de serviço público de geração de energia elétrica. Para tanto, o empreendimento deverá ter sido privatizado, pelo menos 60 meses antes do término da concessão. Além disso, o empreendimento terá seu regime de exploração econômica alterada para Produção Independente de Energia e ensejará o pagamento de um montante à guisa de Bonificação de Outorga.

Concessões de Gás

Em 07.12.2017, o Estado do Paraná publicou a Lei Complementar nº 205, trazendo nova interpretação quanto ao término de vencimento da concessão de gás, entendendo que o vencimento será em 20.01.2019.  O contrato de concessão prevê o terá direito à indenização pelos investimentos realizados nos últimos 10 anos anteriores ao término da concessão pelo seu valor de reposição depreciado. Por consequência a Companhia refletiu em suas demonstrações financeiras os impactos pela antecipação do vencimento da concessão. O vencimento da concessão está em discussão com o poder concedente.

Repactuação dos contatos de fornecimento de Gás a Compagas

Com relação aos contratos de fornecimento para a concessão de distribuição de gás, a Companhia concluiu as negociações refletindo em novas condições de suprimentos. A partir das novas condições de suprimento e perspectivas de consumo pelo mercado, a companhia reverteu a totalidade do impairment constituído. Caso a concessão termine de forma antecipada por qualquer motivo, o contrato com a Petrobras prevê o direito de alienação deste ativo.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

12.5   Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

INDICADOS PARA O CONSELHO FISCAL

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
David Antonio Baggio Batista	12/4/1974	Advogado	863.555.469-87	Conselheiro Fiscal Titular
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
		2018/2019	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act
l. Número de mandatos consecutivos		Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Secretário Municipal de Planejamento do Município de Mandirituba de 2013 a 2014
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal			Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
Clemenceau Merheb Calixto	11/07/1966	Advogado/Engenheiro	515.236.049-72	Conselheiro Fiscal Titular
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
		2018/2019	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act
l. Número de mandatos consecutivos	Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Responsável pela liquidação judicial de mais de 200 empresas no Estado do Paraná (1997-2018); Diretor de Operações do Setor Privado da Fomento Paraná (2012-2018), instituição financeira sediada no Estado do Paraná

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal			Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
João Luiz Giona Jr	17/02.1984	Bacharel em Direito	037.782.139-03	Conselheiro Fiscal Suplente
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
		2018/2019	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act
l. Número de mandatos consecutivos		Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Analista de Controle do Tribunal de Contas do Estado do Paraná - TCE/PR; Gerente de Fiscalização da 3ª Inspetoria de Controle do TCE/PR (2013); Coordenador da Coordenação de Orçamento Estadual da Secretaria de Estado da Fazenda (2015 até a presente data)

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal			Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
Júlio Takeshi Suzuki Jr.	13/1/1970	Administrador	641.919.909-34	Conselheiro Fiscal Suplente
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
		2018/2019	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act
l. Número de mandatos consecutivos		Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Diretor do Centro de Pesquisa do Instituto Paranaense de Desenvolvimento Econômico e Social - IPARDES (2011-2014); Diretor-Presidente do Instituto Paranaense de Desenvolvimento Econômico e Social - IPARDES (2015-atual)

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
George Hermann Rodolfo Tormin	24.03.1960	Engenheiro Civil	247.119.341-20	Conselheiro Fiscal Titular
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
		2018/2019	Conselheiro Fiscal - Mandato 2013/2015 e 2015/2017 e Conselheiro de Administração - Mandato 2017/2018	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act
l. Número de mandatos consecutivos		Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Secretaria de Estado da Fazenda do Paraná - Diretor Geral (desde 1º/01/2015); Secretaria da Fazenda do Município do Salvador - Subsecretário (2013-2014); Secretaria da Receita Municipal de Salvador - Diretor (2013-2014); Secretaria de Finanças da Prefeitura de São Paulo - Secretário Adjunto (2011-2012); Companhia São Paulo de Desenvolvimento de Ativos (SPDA) - Diretor Presidente (2011-2012); e Companhia Paulistana de Securitização (SPSec) - Diretor Presidente (2011-2012).

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Saneamento do Paraná (Sanepar) - Membro do Conselho Fiscal (desde 1º/01/2015)
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
Otamir Cesar Martins	8/10/1950	Médico veterinário	171.633.829-87	Conselheiro Fiscal Suplente
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
		2018/2019	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act
l. Número de mandatos consecutivos		Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Diretor Geral da Secretaria da Agricultura e Abastecimento do Paraná de 2011 até o momento.
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal			Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

12.6.          Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

12.7.        Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

Não existem membros indicados nesta Assembleia com participação nestes comitês.

12.8.           Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não existem membros indicados nesta Assembleia que atuaram como membros nestes comitês no mandato de 2017-2018.

12.9.           Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a)	administradores do emissor
b)	(i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c)	(i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d)	(i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Nenhum dos ora indicados para compor o Conselho Fiscal, possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10.       Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e)	sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f)	controlador direto ou indireto do emissor
g)	caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios nenhum dos ora indicados para compor o Conselho Fiscal, apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

13. Remuneração dos administradores

a.      Valores aprovados na proposta anterior e valores efetivamente realizados:

Valor Proposto 2017	Valor Realizado 2017
R$ 12.891.943,94	R$ 11.431.972,07

A diferença entre o valor orçado e o valor realizado, deve-se principalmente a três fatores relevantes:

 - A previsão orçamentária de nove conselheiros de administração, sendo que em 2017, apenas 1 (um) recebeu nos 12 (doze) meses.

 - O plano de saúde e a previdência complementar são opcionais, e os valores propostos foram baseados nos membros de administração e fiscal da época e qualquer mudança ocasiona alteração nos valores.

 - Reajuste na tabela do plano de saúde da Fundação Copel que ocorre no mês de Dezembro.

b.      Eventuais diferenças entre os valores da proposta atual e da proposta anterior e os constantes do item 13 do Formulário de Referência da companhia, esclarecendo, por exemplo, se são decorrentes da não correspondência entre o período coberto pelas propostas e o período coberto pelo Formulário de Referência (exercício social).

Valor Proposto 2018	Valor Proposto 2017
13.572.305,74	R$ 12.891.943,94

- Ao reajuste aplicado sobre os valores dos honorários de 2017 dos diretores e conselheiros conforme Oficio Circular CCEE nº 010/2018.

- À previsão de multa de FGTS, encargos e reajuste do plano de saúde e Ticket Alimentação.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

13.1 Descrever a política ou prática de remuneração do conselho de administração, da diretoria estatutária e não estatutária, do conselho fiscal, dos comitês estatutários e dos comitês de auditoria, de risco, financeiro e de remuneração, abordando os seguintes aspectos:

a.              objetivos da política ou prática de remuneração

Não há outro objetivo específico dessa prática que não seja, simplesmente, remunerar os administradores e conselheiros fiscais pelos serviços prestados à Companhia, pois não há pagamentos vinculados ao atingimento de quaisquer metas, nem tampouco remuneração variável ou indicadores de desempenho, sendo assim a remuneração é composta apenas pelo honorário e, acrescida de gratificação mensal específica para os membros do Comitê de Auditoria, e para o presidente do conselho de administração se este não pertencer ao Comitê.

A prática de remuneração para o período de abril/2017 a março/2018 foi aprovada na 62ª AGO – Assembleia Geral Ordinária de 28/04/2017, conforme artigo 152 da Lei 6.404/76, cujo teor foi divulgado no Diário Oficial do Estado do Paraná e no jornal Folha de Londrina, e disponibilizado no site da Copel / Relações com Investidores (ri.copel.com), na aba Publicações e Documentos, e no site da CVM.

Na próxima AGO prevista para acontecer excepcionalmente em maio/2018, deverá ser aprovada a remuneração para o próximo período.

b.             composição da remuneração, indicando:

i                 descrição dos elementos da remuneração e os objetivos de cada um deles

A Assembleia Geral, de acordo com o artigo 152, da Lei 6.404/76, define a remuneração anual, com encargos, dos Administradores e Conselheiros Fiscais da Copel que, de acordo com a mesma prática adotada nos anos anteriores, leva em consideração a remuneração do exercício anterior acrescida de correção monetária acumulada no período e, eventualmente, de ganho real.

A remuneração anual é composta dos honorários mensais e complementares, e dos benefícios de verba de representação e dos valores do plano previdenciário e de saúde (optativo), com encargos de INSS e FGTS.

ii               em relação aos 3 últimos exercícios sociais, qual a proporção de cada elemento na remuneração total metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

A remuneração é integralmente fixa, sendo que os benefícios representam ate 15% desta.

iii             metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

Para 2018, e atendendo ao item 1 do Art. 12 da Instrução CVM 481/2009, informamos que o Acionista Majoritário deverá propor o limite global anual, com encargos, de até R$ 13.572.305,74 o qual contempla:

•	para o Diretor Presidente, Diretores e Diretor-Adjunto, a remuneração do exercício anterior, acrescida de correção monetária.
•

para cada um dos membros em exercício do Conselho de Administração, remuneração mensal equivalente a 15% (quinze por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses. Ao Presidente do Conselho de Administração caberá um adicional à remuneração mensal no valor equivalente a 50% (cinquenta por cento) do Comitê de Auditoria;

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

•

para cada um dos membros do Conselho Fiscal, remuneração mensal equivalente a 15% (quinze por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses; e

•	a cada um dos membros do Comitê de Auditoria, remuneração mensal equivalente a remuneração dos membros do Conselho Fiscal acrescida de R$ 5.000,00.

Sendo assim, do limite global anual, até R$ 10.580.833,04, com encargos (Instituto Nacional do Seguro Social - INSS, Fundo de Garantia do Tempo de Serviço - FGTS e Planos Próprios Previdenciário e Assistencial), deverá ser proposto para a Diretoria; até R$ 642,280,19, com encargos (INSS) para o Conselho de Administração; até R$ 839.560,12, com encargos (INSS) para o Conselho Fiscal; e até R$ 1.195.375,58, com encargos (INSS) para o Comitê de Auditoria; e até R$ 314.256,81 como reserva técnica.

iv         razões que justificam a composição da remuneração

Além de remunerar os serviços prestados, os benefícios oferecidos aos diretores já integram o rol daqueles principais concedidos aos diretores empregados, os quais para o exercício da função diretiva são licenciados sem remuneração do quadro funcional das empresas do Grupo.

v           a existência de membros não remunerados pelo emissor e a razão para esse fato

Não se aplica.

c.              principais indicadores de desempenho que são levados em consideração na determinação de cada elemento da remuneração

Não se aplica

d.             como a remuneração é estruturada para refletir a evolução dos indicadores de desempenho

Não se aplica

e.             como a política ou prática de remuneração se alinha aos interesses do emissor de curto, médio e longo prazo

A prática de remuneração é definida e proposta pelo acionista majoritário

f.               existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos

A exceção do Diretor de Finanças e do Diretor Jurídico e de Relações Institucionais, que consta no contrato de Compartilhamento de Estrutura da Companhia Paranaense de Energia com a Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Renováveis S.A. e Copel Comercialização S.A., nenhuma remuneração dos demais administradores e conselheiros fiscais é suportada por subsidiária, controlada ou controladores diretos ou indiretos e não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

g.              existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário do emissor

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Não se aplica.

h.             práticas e procedimentos adotados pelo conselho de administração para definir a remuneração individual do conselho de administração e da diretoria, indicando:

i. os órgãos e comitês do emissor que participam do processo decisório, identificando de que forma participam

O orçamento previsto para o exercício é elaborado pela Diretoria de Gestão Empresarial e encaminhado para aprovação do Assembleia Geral Ordinária.

ii. critérios e metodologia utilizada para a fixação da remuneração individual, indicando se há a utilização de estudos para a verificação das práticas de mercado, e, em caso positivo, os critérios de comparação e a abrangência desses estudos

A fixação da remuneração considera a aplicação de índices de inflação e orientação de remuneração pelo CCEE (Conselho de Controle das Empresas Estatais).

iii. com que frequência e de que forma o conselho de administração avalia a adequação da política de remuneração do emissor

O Conselho de administração não participa na definição da política de remuneração, sendo estatutariamente a Diretoria Executiva detentora de tal obrigação.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

13.2.  Em relação à remuneração reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal

Remuneração total prevista para o Exercício Social corrente 31/12/2018 - Valores Anuais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados				0,00
Remuneração fixa anual				0,00
Salário ou pró-labore	642.280,19	6.946.470,46	654.702,29	9.091.051,98
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	1.195.375,58	0,00	0,00	291.909,60
Outros	314.256,81	3.634.362,58	184.857,83	4.189.344,16
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial, INSS	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS e Ticket Alimentação	Contribuição Previdência Privada e Plano Assistencial e INSS
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação

Os membros do Conselho de Administração que integram também o Comitê de Auditoria Estatutário - CAE recebem remuneração apenas como membros do CAE. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018

		O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018
Total da remuneração	2.151.912,58	10.580.833,04	839.560,12	13.572.305,74

Remuneração total prevista para o Exercício Social corrente 31/12/2017 - Valores Anuais
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	8,08	7,00	5,00	20,08
Remuneração fixa anual
Salário ou pró-labore	987.248,43	6.652.687,45	557.153,48	8.197.089,36
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	62.789,52	0,00	0,00	62.789,52
Outros	247.204,02	2.771.920,11	152.969,06	3.172.093,19
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável	0,00	0,00	0,00	0,00
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações (incluindo opções)	0,00	0,00	0,00	0,00
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2016, 7 (sete) receberam remuneração do emissor em 12 (doze) meses e 2 (dois) receberam remuneração do emissor por 3(três) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº01/2017

A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº01/2017

É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº01/2017

Total da remuneração	1.297.241,97	9.424.607,56	710.122,54	11.431.972,07

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Remuneração total prevista para o Exercício Social corrente 31/12/2016 - Valores Anuais
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	6,00	5,00	20,00
Nº de Membros Remunerados	7,50	6,00	5,00	18,50
Remuneração fixa anual
Salário ou pró-labore	1.159.623,37	6.417.913,48	505.136,43	8.082.673,28
Benefícios direto e indireto		0,00	0,00	0,00
Participações em comitês	180.590,76			180.590,76
Outros	23.460,84	483.001,15	11.108,83	517.570,82
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações (incluindo opções)	0,00	0,00	0,00	0,00
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2016, 7 (sete) receberam remuneração do emissor em 12 (doze) meses e 2 (dois) receberam remuneração do emissor por 3(três) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2016

A Diretoria Estatutária do Emissor é composto de 6 (seis) diretores membros, sendo 5 (cinco) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2016

É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2016

Total da remuneração	1.363.674,97	6.900.914,63	516.245,26	8.780.834,86

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Remuneração total prevista para o Exercício Social corrente 31/12/2015 - Valores Anuais
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	6,00	5,00	20,00
Nº de Membros Remunerados	7,00	6,00	5,00	18,00
Remuneração fixa anual
Salário ou pró-labore	955.544,65	6.507.889,96	543.990,39
Benefícios direto e indireto		0,00	0,00	0,00
Participações em comitês	160.166,67
Outros	22.518,13	491.673,11	15.875,00
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações (incluindo opções)	0,00	0,00	0,00	0,00
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2015, 7 (sete) receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

A Diretoria Estatutária do Emissor é composto de 6 (seis) diretores membros, sendo 5 (cinco) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

			É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.
Total da remuneração	1.138.229,45	6.999.563,07	559.865,39	8.697.657,91

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

13.3. Em relação à remuneração variável dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo

O emissor não aplica remuneração variável para o conselho de administração, para a diretoria estatutária e para o conselho fiscal.

13.4. Em relação ao plano de remuneração baseado em ações do conselho de administração e da diretoria estatutária, em vigor no último exercício social e previsto para o exercício social corrente, descrever:

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

13.5. Em relação à remuneração baseada em ações reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo:

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

13.6 Em relação às opções em aberto do conselho de administração e da diretoria estatutária ao final do último exercício social, elaborar tabela com o seguinte

Não existem opções em aberto do conselho de administração e da diretoria estatutária.

13.7. Em relação às opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo:

Não existem opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária.

13.8. Descrição sumária das informações necessárias para a compreensão dos dados divulgados nos itens 13.5 a 13.7, tal como a explicação do método de precificação do valor das ações e das opções, indicando, no mínimo:

Não se aplica ao emissor.

13.9 Informar a quantidade de ações ou cotas direta ou indiretamente detidas, no Brasil ou no exterior, e outros valores mobiliários conversíveis em ações ou cotas, emitidos pelo emissor, seus controladores diretos ou indiretos, sociedades controladas ou sob controle comum, por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

AÇÕES DETIDAS POR ADMINISTRADORES E CONSELHEIROS FISCAIS

>> Posição: Dezembro/2017

Órgão	Quantidade de ações
	ON	PNA	PNB
Conselho de Administração	19	-	-
Diretoria Estatutária	-	-	-
Conselho Fiscal	4	-	4

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

13.10 Em relação aos planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários:

Plano III

a. Órgão	Conselho de Administração	Conselho Fiscal	Diretoria Estatutária
b. Nº de membros	0	0	7
c. Número de membros remunerados
d. Nome do plano			Plano III
e. Quantidade de administradores que reúnem condições para se aposentar (elegível)			2
f. Condições para se aposentar antecipadamente			45 anos de idade, como no mínimo 5 anos de contribuição.
g. Valor acumulado atualizado das contribuições até 31/12/2016, descontada a parcela relativa às contribuições feitas diretamente pelos administradores			R$3.769.033,12
h. Valor total acumulado das contribuições realizadas durante o exercício de 2016, descontada a parcela relativa a contribuições feitas diretamente pelos administradores			R$1.095.862,31
i. Possibilidade de resgate antecipado e quais condições			Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

13.11 Indicar, para os 3 últimos exercícios sociais, em relação ao conselho de administração, à diretoria estatutária e ao conselho fiscal:

Valores anuais
	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal
	31/12/2017	31/12/2016	31/12/2015	31/12/2017	31/12/2016	31/12/2015	31/12/2017	31/12/2016	31/12/2015
Nº de membros	7,00	6,00	6,00	9,00	9,00	9,00	5,00	5,00	5,00
Nº de membros remunerados	7,00	6,00	6,00	8,08	7,50	7,00	5,00	5,00	5,00
Valor da maior remuneração (Reais)	1.431.388,35	1.413.062,05	1.303.774,15	153.300,26	235.895,19	211.281,10	162.911,80	103.246,05	111.973,08
Valor da menor remuneração (Reais)	868.418,41	632.250,93	321.788,84	134.197,90	138.666,93	118.624,16	162.911,80	103.249,05	111.973,08
Valor médio da remuneração (Reais)	1.346.372,51	1.150.152,44	1.166.593,85	160.483,54	181.823,33	162.604,21	142.024,51	103.249,05	111.973,08

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Observação
Diretoria Estatutária
31/12/2017

A Diretoria Estatutária do Emissor é composta de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018

31/12/2016

A Diretoria Estatutária do Emissor é composta de 6 (seis) diretores membros, sendo 5 (cinco) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2016

31/12/2015

A Diretoria Estatutária do Emissor é composta de 6 (seis) diretores membros, sendo 5 (cinco) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Conselho de Administração
31/12/2017

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2017, 1 (um) recebeu remuneração do emissor em 12 (doze) meses e 8 (oito) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018

31/12/2016

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2016, 7 (sete) receberam remuneração do emissor em 12 (doze) meses e 2 (dois) receberam remuneração do emissor por 3(três) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 9.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2016

31/12/2015

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2015, 7 (sete) receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

Conselho Fiscal
31/12/2017

É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018

31/12/2016

É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 9.2.13.b do OFÍCIOCIRCULAR/CVM/SEP/Nº02/2016

31/12/2015	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.

COMPANHIA PARANAENSE DE ENERGIA

CNPJ: 76.483.817/0001-20

Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

“Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;”

“Art. 10  Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,...”

“Art. 12.  Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:

I – a proposta de remuneração dos administradores; e

II – as informações indicadas no item 13 do formulário de referência.”

Valores em R$ mil, exceto quando indicado.

13.12 Descrever arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria, indicando quais as consequências financeiras para o emissor

O emissor não possui instrumentos de indenização para os administradores em caso de destituição do cargo ou aposentadoria.

13.13 Em relação aos 3 últimos exercícios sociais, indicar o percentual da remuneração total de cada órgão reconhecida no resultado do emissor referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto

Não se aplica ao emissor.

13.14 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado do emissor como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados

O emissor não aplica remuneração além da que se refere a função que os membros do conselho de administração, da diretoria estatutária ou do conselho fiscal ocupam.

13.15 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor, como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal do emissor, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos

Não se aplica ao emissor.

13.16 Fornecer outras informações que o emissor julgue relevantes

Todas as informações julgadas relevantes, comentadas nos itens anteriores.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 15, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.